NO ACT

PE
1-22-09

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

09001072

January 30, 2009

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-30-09

Re: Citigroup Inc.

Dear Ms. Dropkin:

This is in regard to your letter dated January 22, 2009 concerning the shareholder proposal submitted by the Sisters of Charity of Saint Elizabeth, the Missionary Oblates of Mary Immaculate, the Maryknoll Fathers and Brothers, and the Maryknoll Sisters of St. Dominic, Inc. for inclusion in Citigroup's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Citigroup therefore withdraws its December 19, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Raymond A. Be
Special Counsel

cc: Sister Barbara Aires
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

Rev. Seamus P. Finn OMI
JPIC Director
Missionary Oblates USA
391 Michigan Avenue, NE
Washington, DC 20017

cc: Rcb. Joweph P. La Mar, M.M.
Maryknoll Fathers and Brothers
P.O. Box 305
Maryknoll, NY 10545-0305

Catherine Rowan
Corporate Responsibility Coordinator
The Maryknoll Sisters of St. Dominic, Inc.

*** FISMA & OMB Memorandum M-07-16 ***

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

January 22, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Sisters of Charity of Saint Elizabeth, Missionary Oblates of Mary Immaculate, Maryknoll Fathers and Brothers, Maryknoll Sisters of St. Dominic ("Proponents")

Dear Sir or Madam:

By letter dated December 19, 2008, Citigroup Inc., a Delaware corporation (the "Company"), gave notice of our intention to omit from the proxy statement and form of proxy for the Company's 2009 Annual Meeting of Stockholders (together, the "2009 Proxy Materials") a stockholder proposal relating to the Eurodad Principles (the "Proposal") received from the Proponents. In that letter, I requested confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if the Company excludes the Proposal from the 2009 Proxy Materials.

I am writing you today to inform you that the Proponents have withdrawn the Proposal, as indicated in the withdrawal notices, copies of which are attached as Exhibit A. Accordingly, the Company hereby withdraws its request for no action relief relating to the Proposal.

Please acknowledge receipt of this letter and the enclosed material by return email. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: The Sisters of Charity of Saint Elizabeth
Missionary Oblates of Mary Immaculate
Maryknoll Fathers and Brothers
Maryknoll Sisters of St. Dominic

THE SISTERS OF CHARITY OF SAINT ELIZABETH

Exhibit A

January 21, 2009

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Via e-mail
shareholderproposal@sec.gov

Dear Madam/Sir:

Pursuant to an informative and constructive dialogue with representatives of Citigroups, Inc., and an agreement on further dialogue and sharing of information on the Company's views on the Eurodad Principles, including receipt of information, I am authorized by the Sisters of Charity of Saint Elizabeth to withdraw a resolution entitled, "~~Healthcare Reform~~ Eurodad Principles" for inclusion in the 2009 proxy statement for consideration of the shareholders.

Enclosed is a copy of my letter to Mr. Vihram Pandit, President and CEO of Citigroup, Inc.

Sincerely,
Sister Barbara Aires
Sister Barbara Aires,
Coordinator of Corporate Responsibility

Enc.

SBA/eg

SISTERS OF CHARITY OF SAINT ELIZABETH NEW JERSEY

BAIRES@SCNJ.ORG

973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

THE SISTERS OF CHARITY OF SAINT ELIZABETH

January 21, 2009

Mr. Vihram Pandit, CEO
Citigroup, Inc
399 Park Avenue
New York, NY 10043

By Fax 212-793-7600
Original by mail

Dear Mr. Pandit,

First, members of the Interfaith Center on Corporate Responsibility delegation who met with Citigroup representatives on January 15, 2009 are grateful for the time, energy and candor evidenced at our dialogue. Please extend our thanks to all of the Citigroup participants.

Pursuant to both an informative and constructive dialogue and commitments made by Citigroup to provide comments regarding the Eurodad Principles, a willingness to meet with the writer of the same Principles in London and to share select further information on training for sovereign nations related to bond issuance, I am hereby authorized by the Sisters of Charity of Saint Elizabeth, Missionary Oblates of Mary Immaculate, Maryknoll Fathers and Brothers and Maryknoll Sisters and Sisters of St. Dominic to withdraw a resolution entitled, "Responsible Financing" (Re Eurodad Principles), for inclusion in the proxy statement for consideration of the shareholders at the Annual Shareholders Meeting in 2009.

Enclosed is a copy of my letter to the Securities and Exchange Commission.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires
Coordinator of Corporate Responsibility

cc: Securities and Exchange Commission

SBA/eg

T 973.290.5402
F 973.290.5441
PO BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

BAIRES@SCNJ.ORG

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

November 9, 2008

Mr. Vikram Pandit, CEO
Citigroup
399 Park Avenue
New York, NY 10043

Dear Mr. Pandit,

The Sisters of Charity of Saint Elizabeth are concerned about the current fiscal crisis, its effect on world-wide communities and our Company's response to this critical situation. We believe the global financial crisis requires major changes in lending practices by our Company. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors to adopt the Eurodad Principles for responsible lending as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of 300 shares of stock. Under separate cover, you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to file this resolution for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc
SBA/an

MARYKNOLL FATHERS AND BROTHERS

PO Box 305 • Maryknoll, New York 10545-0305 • Tel. (914) 941-7636 ext 2516
Fax. (914) 944-3601 • E-mail: jlamar@maryknoll.org • www.maryknoll.org

January 21, 2009

Mr. Vikram Pandit, CEO
Citigroup
399 Park Avenue
New York, NY 10043

Dear Mr. Pandit,

On behalf of the Maryknoll Fathers and Brothers, I withdraw the shareholder resolution, which asks the Board to adopt the Eurodad Principles for responsible lending.

We have arranged with Ms. Shelley J. Dropkin to continue our current dialogues with Citigroup with the desire to seek self-regulatory controls that respect all aspects of the communities involved with the normal intercourse of banking needs.

Yours truly,

Joseph P. La Mar

(Rev.) Joseph P. La Mar, M.M.

MARYKNOLL FATHERS AND BROTHERS

PO Box 305 • Maryknoll, New York 10545-0305 • Tel. (914) 941-7636 ext 2516
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
Fax. (914) 944 - 3601 • E-mail. Jlemar@maryknoll.org

Corporate Social Responsibility

November 13, 2008

Mr. Vikram Pandit, CEO
Citigroup
399 Park Avenue
New York, NY 10043

Dear Mr. Pandit,

The Maryknoll Fathers and Brothers are concerned about the current fiscal crisis, its effect on world-wide communities and our Company's response to this critical situation. We believe the global financial crisis requires major changes in lending practices by our Company. Therefore, the Maryknoll Fathers and Brothers request the Board of Directors to adopt the Eurodad Principles for responsible lending as described in the attached proposal.

The Maryknoll Fathers and Brothers are beneficial owners of 58 shares of stock. Under separate cover, you will receive proof of ownership. We will retain shares through the annual meeting.

Through this letter we are now notifying the company of our intention to co-file the enclosed resolution with the Sisters of Charity of St. Elizabeth N.J., and present it for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved with the hope that the resolution might not be necessary. We trust that a dialogue of this sort is of interest to you as well. Please feel free to call Sr. Barbara Aires, SC at [973-290-5402] if you have any questions about this resolution.

Sincerely,

Father Joseph P. La Mar, M.M.
Coordinator of Corporate Responsibility

Enc
ICCR
Sr. Barbara Aires

Dropkin, Shelley J [CCC-LEGAL]

From: Catherine Rowan*** FISMA & OMB Memorandum M-07-16 ***

Sent: Tuesday, January 20, 2009 2:34 PM

To: Dropkin, Shelley J [CCC-LEGAL]

Cc: B Aires

Subject: Re: SEC withdrawal

Dear Shelley,

On behalf of the Maryknoll Sisters, I withdraw the shareholder proposal, "Responsible Financing" co-filed by the Maryknoll Sisters along with the Sisters of Charity of St. Elizabeth and other shareholders.

Thank you for organizing our dialogue last week.

Cathy

--

Catherine Rowan
Corporate Responsibility Coordinator, Maryknoll Sisters

*** FISMA & OMB Memorandum M-07-16 ***

—MARYKNOLL—SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

November 12, 2008

Mr. Vikram Pandit
Chief Executive Officer
Citigroup, Inc.
399 Park Ave.
New York, NY 10043

Dear Mr. Pandit,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of Citigroup, Inc. The Maryknoll Sisters have held the shares continuously for over one year and intend to hold them until after the annual meeting. A letter of verification of ownership is enclosed.

I am hereby authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I thereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The contact person for this resolution is Sister Barbara Aires representing the Sisters of Charity of Saint Elizabeth (973-290-5402). We look forward to discussing this issue with you at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator

From: B Aires [mailto:baires@scnj.org]
Sent: Thursday, January 22, 2009 1:24 PM
To: Seamus Finn
Cc: Dropkin, Shelley J [CCC-LEGAL]
Subject: RE: Citigroup

Seamus,

Shelley advises , this is good.

Barbara Aires
Sisters of Charity of Saint Elizabeth
PO Box 476
Convent Station, NJ 07961-0476
Tel: 973-290-5402
Fax:973-290-5441
e-mail:baires@scnj.org

From: Seamus Finn [mailto:seamus@igc.org]
Sent: Thursday, January 22, 2009 11:51 AM
To: B Aires
Subject: Citigroup

On behalf of the Missionary Oblates I am authorized to withdraw the resolution on the Eurodad charter that was submitted to Citigroup for the 2008 annual meeting.

Seamus Finn omi

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

November 11th, 2008

Mr. Vikram Pandit, CEO
Citigroup
399 Park Avenue
New York, NY 10043

Dear Mr. Pandit,

The Missionary Oblates of Mary Immaculate have closely monitored the ever expanding financial credit crisis that has now spread to the real economy and is resulting in significant hardship and disruption in many people's lives including significant job losses. The impact has been felt world-wide and derailed the plans and the hopes of many of the most vulnerable who have no safety net in this critical situation. We believe the global financial crisis requires major changes in lending practices by our Company. Therefore, we want to join the Sisters of Charity of Saint Elizabeth in filing this resolution in their request that Board of Directors adopt the Eurodad Principles for responsible lending as described in the attached proposal.

We are the beneficial owners of the required number of shares of stock to take this action. Proff of ownership is included in this mailing. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to file this resolution for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Rev Séamus P. Finn OMI
JPIC Director
Missionary Oblates USA

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

December 19, 2008

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. by The Sisters of Charity of Saint Elizabeth, Missionary Oblates of Mary Immaculate, Maryknoll Fathers and Brothers and Maryknoll Sisters of St. Dominic

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith for filing are the stockholder proposal and supporting statement (the "Proposal") submitted by The Sisters of Charity of Saint Elizabeth, Missionary Oblates of Mary Immaculate, Maryknoll Fathers and Brothers and Maryknoll Sisters of St. Dominic (the "Proponent"), for inclusion in the proxy materials to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on or about April 21, 2009 (the "Proxy Materials"). Also enclosed for filing is a copy of a statement outlining the reasons Citigroup Inc. deems the omission of the attached Proposal from the Proxy Materials to be proper pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) provides that a proposal may be omitted if "it deals with a matter relating to the company's ordinary business operations."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of Citigroup Inc.'s intention to omit the Proposal from the Proxy Materials. Citigroup Inc. currently plans to file its definitive Proxy Materials with the Securities and Exchange Commission on or about March 13, 2009.

Please acknowledge receipt of this letter and the enclosed material by return email. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: The Sisters of Charity of Saint Elizabeth
Missionary Oblates of Mary Immaculate
Maryknoll Fathers and Brothers
Maryknoll Sisters of St. Dominic

Encls.

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citi" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal") a copy of which is annexed hereto as Exhibit A, submitted by The Sisters of Charity of Saint Elizabeth, Missionary Oblates of Mary Immaculate, Maryknoll Fathers and Brothers and Maryknoll Sisters of St. Dominic (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2009 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on or about April 21, 2009.

The Proposal provides "that our Company adopt the Eurodad Charter on Responsible Financing."

The Company believes that the Proposal may be omitted from the 2009 proxy materials pursuant to Rule 14a-8(i)(7) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"). Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." Moreover, the Proposal does not raise any significant social policy issues.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) BECAUSE IT REQUESTS THAT THE COMPANY ADOPT THE CHARTER ON RESPONSIBLE FINANCING WHICH (i) WOULD DICTATE ITS LENDING PRACTICES (ii) SEEKS TO GOVERN INTERNAL BUSINESS PRACTICES AND (iii) DICTATES DISCLOSURE, ALL OF WHICH ARE MATTERS THAT RELATE TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS

The Proposal requests that the Company "adopt the Eurodad Charter on Responsible Financing" (the "Charter"). The Proposal, in requesting the adoption of a policy dictating lending practices seeks to govern internal business practices. These matters are core management functions that fall squarely within management's day-to-day operation of the Company.

In Exchange Act Release No. 34-40018 (the "1998 Release"), the Commission identified two central considerations underlying the ordinary business exclusion. The first is that: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration involves the degree to which the proposal seeks to "micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Decisions related to lending practices are core management functions that fall squarely within the Company's ordinary business operations.

Adoption of the Charter would interfere with the Company's ability to conduct its ordinary business operation because it mandates the terms and conditions upon which the Company can make loans.

The Company is a financial services holding company that provides a wide range of financial products and services to its customers. One of the Company's primary financial services is the provision of loans to its individual and corporate customers. The Charter, a copy of which is attached as Exhibit B, sets forth requirements pertaining to, among other things, technical and legal terms of conditions of loans to sovereign borrowers. These include the purpose and amount of the loan compliance with law, repayment, interest rates, penalties, fees and charges, etc., protection of human rights and the environment, public consent and transparency, including public disclosure of information and the specifying the language of the agreement, procurement, including provisions around public procurement and immunity and repayment difficulties or disputes, such as provisions for changes in circumstances, independent arbitration, loan refinancing, prohibitions on cross-default provisions and termination provisions. The Charter even specifies what a reasonable upper limit would be for variable rates of interest. The Charter also dictates loan provisions to which the Company would become subject and which could put the Company at a competitive disadvantage. For example, the Charter prohibits cross-defaults. Cross-defaults are a standard remedy incorporated into loan agreements for the protection of lenders. By dictating that lenders subject to the Charter no longer be allowed to negotiate to include certain standard remedies, the Charter would place the Company at competitive disadvantage and could discourage the Company from making loans if it does not feel adequately protected. The terms upon which the Company makes loans to sovereign borrowers and the provisions of its agreements fall squarely within the Company's ordinary business operations and the decision whether to subject the Company's decision-making around its lending business to the Charter is not a an appropriate matter for shareholder consideration.

The Staff of the Division of Corporate Finance of the SEC ("Staff") has repeatedly recognized that the policies that a company applies in making lending decisions are particularly complex, and, as such, stockholders are generally not in a position to make an informed judgment regarding these policies. *See* BankAmerica Corporation (avail. March 23, 1992) (omission of a proposal dealing with the extension of credit and decisions and policies regarding the extension of credit); and BankAmerica Corporation (avail. February 18, 1977) (omission of a proposal relating to a company's lending activities because "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the company's principal businesses and part of its everyday business operations"). The Staff has also found that proposals dealing with the provision of financial services, namely "credit policies, loan underwriting and customer relations," are excludable under Rule 14a-8(i)(7) because they relate to a company's ordinary business operations. *See* e.g., Banc One Corporation (avail. February 25, 1993).

The Staff has also found that proposals regarding the provision of other banking services and banking relationships are matters of ordinary business. In Citicorp (avail. January 26, 1990), the Staff found that a proposal to write down, discount or liquidate loans to less developing countries was excludable because it related to the forgiveness of a particular category of loans and the specific strategy and procedures for effectuating such forgiveness. In Salomon Inc (avail January 25, 1990), a proposal to an investment bank that related to the specific services to be offered to customers and the types of trading activity to be undertaken by the company was excludable because it dealt with ordinary business operations. As with the foregoing proposals, the Proposal addresses the Company's provision of financial services.

The Charter seeks to govern business conduct involving internal policies

The Proposal, by requesting the adoption of the Charter that, if adopted, will become an internal policy, seeks to govern the Company's business conduct in the area of its lending practices. Internal operations and decision-making with respect to internal operations are core management functions.

As noted above, the Charter dictates specific requirements for loan transactions and agreements that may have an anti-competitive effect on the Company. In order to best serve its customers and its stockholders, the Company must be able to determine its own lending policies and practices. The Proposal, in requiring adoption of the Charter, would improperly infringe on the Company's ability to make its own determinations as to its lending policies.

The Company has previously voluntarily adopted a set of principles also aimed at socially responsible lending practices. The Equator Principles, a copy of which are attached as Exhibit C, are a financial industry benchmark to ensure socially responsible lending practices, and reflect sound environmental management in lending decisions. Citi was one of the founding members of the Equator Principles in 2003, and continues to be a leader in the Equator Principles Financial Institution (EPFI) network today, with Citi's ESRM Director currently serving on the Equator Principles Steering Committee. Based on the policies of the World Bank Group's International Finance Corporation (IFC), the Equator Principles address a number of environmental and human-rights related issues ranging from biodiversity protection to consultation with affected communities (including indigenous peoples), and labor standards. The Equator Principles are now considered the "gold standard" for environmental and social responsibility in the financial industry with more than 64 global financial institutions currently adhering to the framework. Citi is viewed as a leader in transparency and reporting on our implementation of the Equator Principles by our peers and by civil society. While not as far reaching as the Charter, Citi's decision to adopt the Equator Principles followed its participation in their creation and its determination, following careful consideration, of their appropriateness as an integral part of

Citi's lending policies and practices. Shareholders are not in a position to evaluate the many ways in which the Charter could impact Citi's business operations. The adoption of principles affecting lending policy is a core management function and is not an appropriate matter for decision-making by shareholders.

The Staff has long recognized that proposals which attempt to govern business conduct involving internal operating policies, customer relations and legal compliance programs may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) because they infringe upon management's core function of overseeing business practices. See, e.g., H&R Block Inc. (August 1, 2006) (proposal sought implementation of legal compliance program with respect to lending policies); Bank of America Corporation (March 3, 2005) (proposal to adopt a "Customer Bill of Rights" and create a position of "Customer Advocate"); Deere & Company (November 30, 2000) (proposal relating to creation of shareholder committee to review customer satisfaction); CVS Corporation (February 1, 2000) (proposal sought report on a wide range of corporate programs and policies); Associates First Capital Corporation (February 23, 1999) (proposal requested that Board monitor and report on legal compliance of lending practices); Chrysler Corp. (February 18, 1998) (proposal requesting that board of directors review and amend Chrysler's code of standards for its international operations and present a report to shareholders); Citicorp (January 9, 1998) (proposal sought to initiate a program to monitor and report on compliance with federal law in transactions with foreign entities).

The adoption of the Charter would infringe improperly on management's ability to oversee business practices. The Proposal, in requiring adoption of an internal policy that would govern business conduct seeks to inappropriately micromanage a core business function of the Company.

Decisions regarding disclosure are core management functions

The Securities and Exchange Commission ("Commission") promulgates rules governing the appropriate disclosure required to be provided by companies in order to allow stockholders and potential investors to evaluate an investment in the company based on ample and relevant information. Decisions to disclose additional information beyond that which is required by the Commission fall squarely within management's ordinary business judgment. The Proposal requests that the Company disclose information about its loan transactions. The Charter provides "[t]he loan contract must be available to the public in borrower and lender nations (e.g. transmitted to parliament, available for consultation on request, published on the web, announced in the national press, radio and/or television as appropriate)." In addition, it requires that "[t]he details of any restructuring/refinancing agreement...be made public." Information about lending transactions is highly confidential and sensitive and should not be shared with the stockholders or the public at large. Disclosure of loan terms could have an anti-competitive effect as lenders not subject to the Charter would not be subject to the same disclosure requirements – a factor that may be looked upon favorably by borrowers when choosing a lender. In addition, having to disclose the negotiated terms of loan transactions would give lenders not subject to the Charter another competitive advantage as they would have access to the terms of loans made by the Company but the Company would not have access to the terms of loans made by other lenders.

In Peregrine Pharmaceuticals, Inc. (July 28, 2006), the Staff declined to recommend enforcement action against a company that omitted a proposal requesting it to post on its website monthly statistics regarding its clinical trials. See also AmerInst Insurance Group, Ltd. (April 14, 2005) (proposal requesting a company to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of its line items of Operating and Management expenses omitted under Rule 14a-8(i)(7)).

Decisions as to disclosure are ordinary business decisions to be handled by management of a company and should not be micro-managed by stockholders. The Charter, in imposing additional disclosure requirements, seeks to inappropriately micromanage a core business function of the Company.

The Proposal's excludability is not overridden by a significant policy concern

Although the Company agrees that the exercise of responsible lending practices in transactions with all borrowers, not exclusively sovereign borrowers , the Proposal does not raise a significant social policy issue as contemplated by Rule 14a-8(i)(7). Unlike recent years, where proposals related to tobacco, executive compensation, environmental protection, and affirmative action and employment matters have been found to raise significant policy concerns, the subject matter of the Proposal has not attracted a comparative level of attention from the media, a significant degree of public concern, nor has there been a significant increase in legislative and/or regulatory initiatives undertaken in relation to the issue. Again, while the Proposal raises noteworthy issues, it simply does not raise significant policy concerns that warrant the Staff overriding a matter that is clearly related to the ordinary business of the Company. In Citicorp (discussed above), a proposal related to lending activities of a financial service company to less developed countries was found excludable because, among other things, the "developing country" aspects of the proposal did not raise an overriding significant policy concern. In Wal-Mart Stores, Inc. (avail. April 1, 2002) a proposal requested a report regarding the company's rationale for not adopting in developing nations the same tobacco advertising policies applicable in the United States. Again, the Wal-Mart proposal was found excludable because, among other things, the "developing nations" aspects of the proposal did not raise an overriding significant policy concern.

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be omitted pursuant to Rule 14a-8(i)(7).

Exhibit A

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

November 9, 2008

Mr. Vikram Pandit, CEO
Citigroup
399 Park Avenue
New York, NY 10043

Dear Mr. Pandit,

The Sisters of Charity of Saint Elizabeth are concerned about the current fiscal crisis, its effect on world-wide communities and our Company's response to this critical situation. We believe the global financial crisis requires major changes in lending practices by our Company. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors to adopt the Eurodad Principles for responsible lending as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of 300 shares of stock. Under separate cover, you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to file this resolution for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc
SBA/an

The Sisters of Charity of St
Elizabeth

Responsible Financing

WHEREAS:

The Monterrey Consensus of 2002 of the UN Conference on Financing for Development states that "debtors and creditors must share the responsibility for preventing and resolving unsustainable debt situations";

The current financial crisis that began in the US sub-prime mortgage market has had severe consequences of systemic and global proportion. The crisis has focused attention on 'predatory lending' and poor underwriting practices by some banks and the need to enforce more responsible behavior by lenders.

The global consequences of the current financial crisis will have devastating impacts on the economies of developing countries.

Some commentators have suggested that principles for responsible lending be extended to the international arena, in order to make the recurrence of another crisis less likely;

The European Network on Debt and Development (EURODAD), a network of non-governmental organizations from 17 countries, has developed a "Charter on Responsible Financing" that outlines the essential components of a responsible loan. "These aim to ensure that terms and conditions are fair, that the loan contraction process is transparent, that human rights and environments…are respected and repayment difficulties or disputes are resolved fairly and efficiently";

The principles outlined in the Charter are relevant to our Company, given its role in lending in international markets. They focus on such areas as transparency; clarity of purpose of a loan; mutual obligations between lender and borrower; repayment difficulties or disputes;

Resolved: That our Company adopt the Eurodad Charter on Responsible Financing.

Supporting Statement. Recent turmoil in global financial markets shows why it is necessary to have transparent and fair rules for both lenders and borrowers. By adopting the Charter, our Company can play a key role in developing ways to prevent global financial instability.

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

November 9, 2008

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Dear Madam/Sir:

Enclosed is a copy of the stockholder's resolution and accompanying statement which we, as stockholders in Citigroup, have asked to be included in the 2008 proxy statement.

Also, enclosed is a copy of the cover letter Mr. Vikram Pandit, CEO of Citigroup.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, S.C.
Coordinator of Corporate Responsibility

Encs.

SBA/an

973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

PAIRES@SCNJ.ORG

Shelley J. Dropkin
[illegible] Counsel
[illegible]

[illegible]
[illegible] Park Avenue
[illegible]
New York, NY [illegible]

T [illegible]
F [illegible]
[illegible]

VIA UPS

November 14, 2008

The Sisters of Charity of Saint Elizabeth
40 South Fullerton Ave.
Montclair, NJ 07042
Attention: Sister Barbara Aires, SC

Dear Sister Aires:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by The Sisters of Charity of Saint Elizabeth for consideration by Citigroup's stockholders at the Annual Meeting in April 2009.

Please note that you are required to provide Citigroup with a written statement from the record holder of The Sisters of Charity of Saint Elizabeth's securities that The Sisters of Charity of Saint Elizabeth has held Citigroup stock continuously for at least one year as of the date you submitted the proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

Ashfield
CAPITAL PARTNERS

250 Battery Street, Suite 600
San Francisco, CA 94111

tel 415 391 4747
fax 415 391 1234
www.ashfield.com

November 10, 2008

Mr. Vikram Pandit
Chief Executive Officer
Citigroup
399 Park Avenue
New York, NY 10043

RE: The Sisters of Charity of Saint Elizabeth

Dear Mr. Pandit,

This letter along with the enclosed asset detail shall serve as proof of beneficial ownership of 300 shares of Citigroup for The Sisters of Charity of Saint Elizabeth. These shares have been held for one year and will be retained through the annual meeting.

Please feel free to contact me should you need anything further.

Sincerely,

Kelli K. Hill
Portfolio Manager
Ashfield Capital Partners, LLC
415.391.4747

Cc Sister Barbara Aires

MARYKNOLL FATHERS AND BROTHERS

PO Box 305 • Maryknoll, New York 10545-0305 • Tel. (914) 941-7636 ext 2516
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
Fax. (914) 944 - 3601 • E-mail. Jlamar@maryknoll.org

Corporate Social Responsibility

November 13, 2008

Mr. Vikram Pandit, CEO
Citigroup
399 Park Avenue
New York, NY 10043

Dear Mr. Pandit,

The Maryknoll Fathers and Brothers are concerned about the current fiscal crisis, its effect on world-wide communities and our Company's response to this critical situation. We believe the global financial crisis requires major changes in lending practices by our Company. Therefore, the Maryknoll Fathers and Brothers request the Board of Directors to adopt the Eurodad Principles for responsible lending as described in the attached proposal.

The Maryknoll Fathers and Brothers are beneficial owners of 58 shares of stock. Under separate cover, you will receive proof of ownership. We will retain shares through the annual meeting.

Through this letter we are now notifying the company of our intention to co-file the enclosed resolution with the Sisters of Charity of St. Elizabeth N.J., and present it for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved with the hope that the resolution might not be necessary. We trust that a dialogue of this sort is of interest to you as well. Please feel free to call Sr. Barbara Aires, SC at [973-290-5402] if you have any questions about this resolution.

Sincerely,

Father Joseph P. La Mar, M.M.
Coordinator of Corporate Responsibility

Enc
ICCR
Sr. Barbara Aires

Maryknoll Fathers & Brothers (Sisters of Charity)

Responsible Financing

WHEREAS:

The Monterrey Consensus of 2002 of the UN Conference on Financing for Development states that "debtors and creditors must share the responsibility for preventing and resolving unsustainable debt situations";

The current financial crisis that began in the US sub-prime mortgage market has had severe consequences of systemic and global proportion. The crisis has focused attention on 'predatory lending' and poor underwriting practices by some banks and the need to enforce more responsible behavior by lenders.

The global consequences of the current financial crisis will have devastating impacts on the economies of developing countries.

Some commentators have suggested that principles for responsible lending be extended to the international arena, in order to make the recurrence of another crisis less likely;

The European Network on Debt and Development (EURODAD), a network of non-governmental organizations from 17 countries, has developed a "Charter on Responsible Financing" that outlines the essential components of a responsible loan. "These aim to ensure that terms and conditions are fair, that the loan contraction process is transparent, that human rights and environments...are respected and repayment difficulties or disputes are resolved fairly and efficiently";

The principles outlined in the Charter are relevent to our Company, given its role in lending in international markets. They focus on such areas as transparency; clarity of purpose of a loan; mutual obligations between lender and borrower; repayment difficulties or disputes;

Resolved: That our Company adopt the Eurodad Charter on Responsible Financing.

Supporting Statement. Recent turmoil in global financial markets shows why it is necessary to have transparent and fair rules for both lenders and borrowers. By adopting the Charter, our Company can play a key role in developing ways to prevent global financial instability.

Shelley J. Dropkin
[illegible]
[illegible]

[illegible]
[illegible] Park Avenue
[illegible]
[illegible], NY [illegible]

[illegible]
[illegible]
[illegible]

VIA UPS

November 14, 2008

Maryknoll Fathers and Brothers
P.O. Box 305
Maryknoll, New York 10545-0311
Attention: Father Joseph P. La Mar, M.M.

Dear Father La Mar:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by Maryknoll Fathers and Brothers for consideration by Citigroup's stockholders at the Annual Meeting in April 2009.

Under SEC rules, in order to be eligible to submit a proposal, a stockholder must own at least $2,000 in market value or 1% of the Company's stock for a period of one year prior to submitting the proposal. Your letter indicates that Maryknoll Fathers and Brothers own approximately 58 shares. Even at the highest price of the stock in 2008, the market value of your ownership was under $2,000. Therefore you do not meet the minimum threshold required to submit a shareholder proposal. However, if you own additional shares of Citigroup's common stock through a bank or broker, please provide Citigroup with a written statement from the record holder of your securities that you have held Citigroup's common stock continuously for at least one year as of the date you submitted your proposal. In addition, you must provide us with a statement that you will continue to hold these securities through the date of the annual meeting.

You must provide these materials within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

—MARYKNOLL—SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

November 12, 2008

Mr. Vikram Pandit
Chief Executive Officer
Citigroup, Inc.
399 Park Ave.
New York, NY 10043

Dear Mr. Pandit,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of Citigroup, Inc. The Maryknoll Sisters have held the shares continuously for over one year and intend to hold them until after the annual meeting. A letter of verification of ownership is enclosed.

I am hereby authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I thereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The contact person for this resolution is Sister Barbara Aires representing the Sisters of Charity of Saint Elizabeth (973-290-5402). We look forward to discussing this issue with you at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator

Maryknoll Sisters of St
Dominic (Srs of St Charity)

Responsible Financing

WHEREAS:

The Monterrey Consensus of 2002 of the UN Conference on Financing for Development states that "debtors and creditors must share the responsibility for preventing and resolving unsustainable debt situations";

The current financial crisis that began in the US sub-prime mortgage market has had severe consequences of systemic and global proportion. The crisis has focused attention on 'predatory lending' and poor underwriting practices by some banks and the need to enforce more responsible behavior by lenders.

The global consequences of the current financial crisis will have devastating impacts on the economies of developing countries.

Some commentators have suggested that principles for responsible lending be extended to the international arena, in order to make the recurrence of another crisis less likely;

The European Network on Debt and Development (EURODAD), a network of non-governmental organizations from 17 countries, has developed a "Charter on Responsible Financing" that outlines the essential components of a responsible loan. "These aim to ensure that terms and conditions are fair, that the loan contraction process is transparent, that human rights and environments...are respected and repayment difficulties or disputes are resolved fairly and efficiently";

The principles outlined in the Charter are relevant to our Company, given its role in lending in international markets. They focus on such areas as transparency; clarity of purpose of a loan; mutual obligations between lender and borrower; repayment difficulties or disputes;

Resolved: That our Company adopt the Eurodad Charter on Responsible Financing.

Supporting Statement. Recent turmoil in global financial markets shows why it is necessary to have transparent and fair rules for both lenders and borrowers. By adopting the Charter, our Company can play a key role in developing ways to prevent global financial instability.

Nicholas Anger
Senior Financial Advisor

301 Tresser Blvd., 10th Fl.
Stamford, CT 06901
203-356-8778
877-356-8778

Merrill Lynch

November 11, 2008

To Whom it May Concern:

This certifies that the Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of Citigroup. These shares have been held continuously for 12 months and will continue to be held at least through the next annual meeting of the Company.

Sincerely,

Nicholas Anger

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2[illegible] Floor
New York, NY 10022

T 212 793 [illegible]
F 212 793 7600
[illegible]@citi.com

VIA UPS

November 14, 2008

Maryknoll Sisters of St. Dominic, Inc.
P.O. Box 311
Maryknoll, New York 10545-0311
Attention: Catherine Rowan

Dear Ms. Rowan:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by the Maryknoll Sisters of St. Dominic, Inc. for consideration by Citigroup's stockholders at the Annual Meeting in April 2009.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

November 11th, 2008

Mr. Vikram Pandit, CEO
Citigroup
399 Park Avenue
New York, NY 10043

Dear Mr. Pandit,

The Missionary Oblates of Mary Immaculate have closely monitored the ever expanding financial credit crisis that has now spread to the real economy and is resulting in significant hardship and disruption in many people's lives including significant job losses. The impact has been felt world-wide and derailed the plans and the hopes of many of the most vulnerable who have no safety net in this critical situation. We believe the global financial crisis requires major changes in lending practices by our Company. Therefore, we want to join the Sisters of Charity of Saint Elizabeth in filing this resolution in their request that Board of Directors adopt the Eurodad Principles for responsible lending as described in the attached proposal.

We are the beneficial owners of the required number of shares of stock to take this action. Proff of ownership is included in this mailing. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to file this resolution for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Rev Séamus P. Finn OMI
JPIC Director
Missionary Oblates USA

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org

Missionary Oblates of Mary
Immaculate

Responsible Financing

WHEREAS:

The Monterrey Consensus of 2002 of the UN Conference on Financing for Development states that "debtors and creditors must share the responsibility for preventing and resolving unsustainable debt situations";

The current financial crisis that began in the US sub-prime mortgage market has had severe consequences of systemic and global proportion. The crisis has focused attention on 'predatory lending' and poor underwriting practices by some banks and the need to enforce more responsible behavior by lenders.

The global consequences of the current financial crisis will have devastating impacts on the economies of developing countries.

Some commentators have suggested that principles for responsible lending be extended to the international arena, in order to make the recurrence of another crisis less likely;

The European Network on Debt and Development (EURODAD), a network of non-governmental organizations from 17 countries, has developed a "Charter on Responsible Financing" that outlines the essential components of a responsible loan. "These aim to ensure that terms and conditions are fair, that the loan contraction process is transparent, that human rights and environments...are respected and repayment difficulties or disputes are resolved fairly and efficiently";

The principles outlined in the Charter are relevant to our Company, given its role in lending in international markets. They focus on such areas as transparency; clarity of purpose of a loan; mutual obligations between lender and borrower; repayment difficulties or disputes;

Resolved: That our Company adopt the Eurodad Charter on Responsible Financing.

Supporting Statement. Recent turmoil in global financial markets shows why it is necessary to have transparent and fair rules for both lenders and borrowers. By adopting the Charter, our Company can play a key role in developing ways to prevent global financial instability.

M&T Investment Group

M&T Bank, 25 South Charles Street, P.O. Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLLFREE 866 848 0383 FAX 410 545 2762

October 27, 2008

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 2,600 shares of Citigroup and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver

S Bernadette Greaver
Trust Officer - Custody Administration
M & T Bank- MD2-CSMM
25 S Charles Street
Baltimore, Md 21201
410-545-2765
fax 410-545-2762
sgreaver@mtb.com

Shelley J. Dropkin
General Counsel
Corporate Governance

[illegible] Inc
[illegible] Park Avenue
[illegible] Floor
[illegible] NY [illegible]

T [illegible]
F [illegible]
[illegible]@[illegible].com

VIA UPS

November 14, 2008

Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017
Attention: Rev Séamus Finn, OMI

Dear Rev. Finn:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by Missionary Oblates of Mary Immaculate for consideration by Citigroup's stockholders at the Annual Meeting in April 2009.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

Exhibit B

eurodad

EURODAD Charter on Responsible Financing

January 2008

Gail Hurley

About EURODAD

EURODAD (the European Network on Debt and Development) is a network of 54 non-governmental organisations from 17 European countries who work together on issues related to debt, development finance and poverty reduction. The Eurodad network offers a platform for exploring issues, collecting intelligence and ideas, and undertaking collective advocacy.

Eurodad's aims are to:

- Push for development policies that support pro-poor and democratically defined sustainable development strategies

- Support the empowerment of Southern people to chart their own path towards development and ending poverty.

- Seek a lasting and sustainable solution to the debt crisis, promote appropriate development financing, and a stable international financial system conducive to development.

More information and recent briefings are at: www.eurodad.org

EURODAD Information Updates

Subscribe free to EURODAD's listserves on aid and debt:

Want to stay ahead of the game on what's happening globally on development finance issues? Need the truth behind the debt and aid deals we hear so much about?

Then why not join 2,000 other subscribers to EURODAD's listserves?

Subscribe free at: http://www.eurodad.org/newsletter/index.aspx?id=108

Disclaimer

This report was written by Gail Hurley at EURODAD. It is a EURODAD paper but the analysis presented does not necessarily reflect the views of all EURODAD member organisations.

Please send us your comments

EURODAD is actively soliciting comments and suggestions from all interested readers. All serious contributions will be published on our website in order to generate a lively and fruitful debate on the issues tackled in this paper. Please send comments and questions to ghurley@eurodad.org

Acknowledgements and thanks

The author would like to thank the following individuals and organisations for their invaluable comments and advice on several draft versions of the paper. Without their critical insights and suggestions, the paper would not have been possible. Grateful thanks to: Advocates for International Development (A4ID), Rémi Bordaz (Plate-forme Dette et Développement), John Christensen (Tax Justice Network), Penny Davies (Diakonia), Iolanda Fresnillo (Observatorio de la Deuda en la Globalización), Lucy Hayes (Eurodad), Joe Hanlon (Open University), Barry Herman (New School), Jürgen Kaiser (Erlassjahr.de), Uli Lohr (Bank Track), Matthew Martin (Debt Relief International), Jean Merckaert (Plate-forme Dette et Développement), Nachilala Nkombo (Jubilee Zambia), Jeff Powell (Bretton Woods Project), Kunibert Raffer (University of Vienna), Trisha Rogers (Jubilee Debt Campaign), Marta Ruiz (Eurodad), Antonio Tricarico (CRBM), Jacques Terray (Plate-forme Dette et Développement), Oscar Ugarteche (Latindadd), Meja Vitalis (Afrodad), Neil Watkins (Jubilee USA), Alex Wilks (Eurodad), Arnaud Zacharie (CNCD).

CONTENTS

Executive summary

In the absence of an international insolvency regime and in the face of the continuing ad hoc and haphazard treatment of the sovereign debt of developing countries, we are demanding a series of contractual changes in loan contracts issued to sovereign states. These measures aim to provide guidance, fairness and certainties to borrower states and lenders as well as protect the citizens and environments of developing nations. The proposal moves away from institution or sector specific approaches to dealing with concerns over 'responsible lending' and 'fair resolution of debt crises' towards *internationally recognised legal standards for responsible financing.*

Eurodad's Charter on Responsible Financing outlines the essential components of a responsible loan. These aim to ensure that terms and conditions are fair, that the loan contraction process is transparent, that human rights and environments of recipient nations are respected and repayment difficulties or disputes are resolved fairly and efficiently. Many of the provisions outlined in Eurodad's charter are drawn from international treaties and conventions to which lender and borrower nations are signatories.

The issue of 'responsible lending' by both official and private creditors has been rapidly gaining ground in international discourses on debt and aid. The main driver of international interest in the former is probably the increased prominence of developing country lenders such as China, India, Venezuela and Brazil among others. This has unsettled many 'traditional' donors and creditors who are arguing – rightly or not – that 'new' lenders will contribute to new rounds of unsustainable and irresponsible debt in developing countries.

But other factors are also playing a role. The Norwegian Government has helped to stimulate discussions around creditor co-responsibility in lending to sovereign states by its October 2006 decision to cancel US$80mn in debt owed by five countries because the credits had been extended irresponsibly without due consideration for the needs of the recipient countries. NGOs are now intensifying their efforts to gain international recognition of the doctrine of 'illegitimate debt' and have been developing links with legal experts to try to develop this currently underdeveloped area of international law. NGO campaigning efforts have also helped to generate research studies on the issue by both the World Bank and UNCTAD.

2008 will also see a high level forum on aid effectiveness in Accra, Ghana. Most of the world's largest donors have signed-up to the so-called 'Paris Declaration on Aid Effectiveness'. This binds donors to a set of targets as they relate to developing country ownership of development assistance, its focus on poverty reduction and mutual accountability of donors and recipients.

As regards private creditors, the current crisis hitting the US sub-prime mortgage market has also focused international attention on the issue of 'predatory lending' by some banks and the need to enforce more responsible behaviour by lenders. Some commentators have suggested that these same principles be extended to the international lending arena.

Eurodad's Charter on Responsible Financing aims to provide a robust response to these challenges. It outlines what mutual accountability looks like in practice and points to the inadequacies of current policy responses at the international level. Part One of the paper asks why this issue is such a hot topic and critically reviews some of the current measures available to promote responsible lending and resolve debt difficulties. Part Two presents Eurodad's Charter on Responsible Financing.

The proposals outlined in the paper are intended to launch further debate at the international level into this issue. The Monterrey Consensus of 2002 states very clearly that *"debtors and creditors must share the responsibility for preventing and resolving unsustainable debt situations."*[1] In the run-up to the UN Financing for Development Summit in Doha in 2008, countries around the world have a unique opportunity to put these issues at the forefront and to debate seriously the proposals tabled in Eurodad's Charter.

PART ONE: The Current Political Dynamic on Responsible Lending

"Many African countries (and other developing countries) still face an unbearable burden of debt, in spite of the progress that has been made in debt relief. Going forward, however, the challenge is to prevent the recurrence of these debt burdens. The most important step in this direction would be to ensure that more risk is shifted from developing countries to developed [...]. But even with the best designed risk sharing arrangements, circumstances will occur in which countries will be unable to repay what they owe."[2]

Over 25 years after Mexico defaulted on its sovereign debt in 1982, marking what many analysts view as the beginning of the modern debt crisis, and despite constant and impressive civil society mobilisations around the globe on the issue of debt, the same haphazard approach to resolving sovereign debt crises remains. Except for a few countries which have been classified as Heavily Indebted Poor Countries (HIPCs), no official process and only the most general guidance has been offered to sovereign borrowers and their creditors as to how to resolve repayments difficulties. In the absence of a fair and predictable debt work-out procedure at the international level, sovereign borrowers have sometimes been able to work through their repayments problems in an orderly and smooth manner, sometimes not. A kind of 'Wild West' system has taken over where the fastest gun collects the money and there is little justice (or certainty) in who wins the draw.

Arguably, Iraq secured a more favourable debt outcome than other poorer and more severely indebted nations on both its commercial and bilateral debt obligations. In 2004, Iraq secured an 80% reduction in its bilateral debt obligations by the Paris Club. Iraq is defined as a middle-income country by the World Bank. This represented a write-down of over US$30bn in bilateral debt. At the same time however, Kenya, a much poorer low-income nation, has only ever managed to secure three separate rescheduling agreements at the Paris Club.[3] The argument here is that there is little equity – or transparency – in whether borrower or lender comes out on top and why.

Many civil society organisations have put forward the argument that some debts should not be repaid by sovereign borrowers. This is because lenders extended loans to developing country governments negligently, corruptly or on grossly unfair terms. These debts have commonly been described as illegitimate and/or odious.[4] Even where loans did not promote the development or benefit the peoples of the recipient nation, they must be repaid under current international norms which dictate that where the borrower is a nation-state, contracts must always be respected. Sometimes, these repayments have seriously compromised the ability of the borrower state to carry out its basic duties of care towards its citizens and corrupt and/or negligent behaviour by lenders has in essence been rewarded.

Many debt campaigners argue that some form of 'fair and transparent arbitration procedure' or international insolvency procedure could help to identify incidences of illegitimate debt, as well as legitimate creditor claims.[5] The procedure would ensure that the basic human rights and needs of the citizens of the borrower nation are protected while legitimate creditors' claims are dealt with equitably and efficiently where repayment difficulties do arise. It would therefore help to promote responsible lending practices. So far however, there has been a broad reluctance by policy-makers to support a formal international procedure for fair and transparent debt resolution.

The public and private sectors have instead responded with an assortment of voluntary measures designed to reduce uncertainty or promote fairness (among creditors) where debt crises do hit. These include the broader use (since 2001) of 'collective action clauses' in sovereign bond contracts[6] and the private sector's 'Principles for Stable Capital Flows and Fair Restructuring in Emerging Markets' of 2004. These Principles cover "voluntary, *good faith negotiations,*" "*transparency and timely flow of information*" and "*sanctity of contracts*".[7] In 2003, the International Monetary Fund (IMF) tabled proposals for a 'Sovereign Debt Restructuring Mechanism' (SDRM) but these were soon shelved following objections from among others, the United States Government.[8]

It is important to recognise however that calls for the fair resolution of *existing* debt burdens have been accompanied by calls which demand that current – and future – finance to developing nations be extended in a manner which is transparent, accountable, serves the development needs and protects the peoples and environments of recipient nations. Certainly the last two decades have seen official lenders in particular come under constant pressure and scrutiny from NGOs to ensure that the finance they do extend to sovereign borrowers respects fundamental human rights and protects local environments in recipient nations.

To help ensure responsible and sustainable project finance from official lenders – such as the World Bank, International Finance Corporation (IFC), Inter-American Development Bank (IDB) and other multilateral institutions – these institutions have adopted a series of 'safeguard policies' or 'performance standards'. These claim to offer a certain standard of protection to the peoples and environments of borrower countries.[9] Private banks have responded with their own set of (voluntary) financing standards as set-out in the 'Equator Principles' adopted in 2006.[10]

The World Bank and IMF's 'debt sustainability framework for low-income countries' approved in 2006 also takes-up the issue of responsible lending although the framework takes a slightly different approach.[11] The framework urges creditors to take into account an economic assessment of a debtor economy's 'state of health' as carried out by the Bank and Fund. If the country signals a high level of 'debt distress', future finance should be extended on highly concessional terms (or not extended at all). The aim is to avoid future (and repeated) rounds of unsustainable debt in poorer countries. The framework is voluntary and creditors are 'urged' to buy-in to this new instrument. It does not enter into the qualitative aspects of the loan finance on offer nor propose sanctions for lending beyond so-called prudent limits.[12]

The G8 and Paris Club have also recently stepped on to the bandwagon. In June 2007, the G8 outlined the need for a 'Responsible Lending Charter'.[13] Proposals for a charter are currently under discussion within the G20 although no concrete outcomes are expected before the G20 meeting in November 2008. The World Bank's September 2007 discussion paper on odious debt also mentions the importance of improving lending and borrowing practices and outlines a series of voluntary measures which could contribute towards ensuring the 'fairness' of loans and that funds are indeed used for developmental purposes.[14]

The fact that issues of illegitimate debt and responsible lending are progressively gaining importance in the discourses on development lending is no accident. A series of factors are currently converging at the international level which throw into question outdated and inefficient practices for the management of sovereign debt and have increased calls to develop measures to ensure responsible financing in the future. The following section looks at some of the drivers behind increased international focus on these issues.

Box 1: Major instruments to promote responsible lending and deal with sovereign debt crises

Instrument	Year	Aim	Mandatory or voluntary	Official/private sector initiative
OECD Principles and Guidelines to promote Sustainable Lending practices in the provision of Official Export Credits to low income countries	2008	Encourage prudent lending	Voluntary	Export credit agencies
G20 Charter on Responsible Lending	2007 (on-going)	Promote responsible lending	Voluntary	Official (governmental)
WB "free-rider" policy	2006	Promote 'prudent' lending and borrowing	Voluntary	Official
The Equator Principles	2006	Promote responsible lending	Voluntary	Private sector
WB/IMF debt sustainability framework	2005	Promote prudent lending and borrowing	Mandatory assessment, voluntary compliance	Official
Principles for Stable Capital Flows and Fair Debt Restructuring in Emerging Markets	2004	Deal with debt crisis, prevention and resolution problems	Voluntary	Private sector
Collective action clauses	More common from 2003	Deal with debt crisis	Voluntary (but now standard terms in contracts)	Official and private sector
OECD 2003 Recommendation on Common Approaches on Environment and Officially Supported Export Credits	2003	Promote responsible lending	Voluntary	Export credit agencies
IMF lending into arrears policy	1999 and 2002	Deal with debt problems	Conditional[15]	Official initiative with participation of private sector
World Bank social and environmental safeguards/ IFC performance standards/ EIB environmental standards	Various	Promote responsible lending	Some mandatory, others discretionary	Official project loans

Responsible lending: a hot topic

So why are the issues of illegitimate debt and responsible lending currently such hot topics?

The efforts of debt campaign groups around the world to secure international recognition of the doctrines of odious and illegitimate debt have undoubtedly been emboldened by the actions of the Norwegian Government which decided in October 2006 unilaterally to cancel US$80mn in debt owed by five countries acknowledging "shared responsibility" for the debt burden.[16] The Norwegian Government stated that the credits had been extended without due assessment of the development needs of recipient countries and the materials provided (ships) had been of sub-standard quality. It has also funded two research studies into the issue of odious debt by the World Bank and UNCTAD. Both agencies have recently published discussion papers on the issue.[17] Once a taboo subject, it is increasingly recognised that international organisations and creditors can no longer sweep the mistakes of the past under the carpet and publication of these papers signals an increased openness to discuss illegitimate debt.

But probably the key driver behind increased international interest in these issues is the growing prominence of a number of 'new' lenders on the scene. International focus has tended to concentrate on China which has intensified cooperation with a range of Sub-Saharan African countries over recent years. However it is true to say that many developing countries have a far greater choice of financiers than, say, 10-15 years ago. Some of these African countries have recently benefited from substantial debt write-downs under the HIPC Initiative and Multilateral Debt Relief Initiative (MDRI). These debt cancellations have prompted new policy debates at the international level as to how to avoid the rapid re-accumulation of debt by countries which have just had large parts of their debts relieved. The argument – often put forward by so-called 'traditional' (or OECD) lenders – alleges that the recently increased lending activities of non-OECD lenders such as China, India, Venezuela or Brazil may serve to make poorer countries' debts quickly unsustainable again because finance may not be provided on sufficiently concessional terms.

Moreover, some analysts have argued that non-OECD lenders are less inclined to adhere to certain internationally agreed standards or safeguard policies which aim to offer certain minimum protections to the peoples and environments of borrower nations. This could encourage a 'race to the bottom' whereby other lenders may be encouraged to abandon their own minimum social and environmental standards. Philippe Maystadt, President of the European Investment Bank (EIB) told the Financial Times recently that, *"the competition of the Chinese banks is clear [...] they don't bother about social or human rights conditions"*. Mr. Maystadt then went on to suggest that the EIB may rethink its labour and environmental protection standards.[18] While these arguments are quickly advanced by OECD-lenders in policy discussions, they tend to ignore that OECD lenders themselves have extremely poor records in the past as they relate to irresponsible and unsustainable lending practices to developing countries, in particular via nationally sponsored export credit agencies.

The recent actions of so-called vulture funds have also thrown the spotlight on the importance of responsible practices by lenders. Vulture funds are companies which buy developing country debt – often at a significant discount – then sue the country to recover the full face value of the debt (usually plus interest, penalties and legal costs). Such lawsuits have increased over recent years[19] and the Paris Club recently stated: *"These actions free-ride on the debt cancellation granted by other creditors and thus divert resources from poverty reduction expenditures in the debtor country"*.[20] Governments around the world have spoken-out in disgust at the recent actions of so-called vulture funds which threaten to wipe-out the small advances made so far in terms of debt cancellation. The actions of litigating creditors have graphically underscored the need for contractual changes within sovereign loan agreements which restrict a creditor's right to sell a sovereign debt to another party. These measures would in turn be strengthened via small amendments to national legislation which would ban vulture funds from using national courts to pursue litigation against developing nations.[21]

Another factor enriching the debate on 'responsible lending' at the international level is the current crisis hitting the US sub-prime mortgage market and noises by prominent bankers that *"it [is] not the job of central banks to bail out lenders who had lent imprudently"*.[22] These sentiments echo legislation at the national level in the United Kingdom. The UK's Consumer Credit Act of 1974 – amended in 2006 – places a number of responsibilities squarely on the shoulders of lenders with the aim of protecting borrowers. These include measures to prevent coercion, unreasonable interest rates and independent dispute resolution procedures. British courts are allowed to take into consideration *"all relevant factors"* when assessing whether the loan extended was fair and takes into account the borrower's capacities to repay. If lenders do not comply with the law, the courts can make lenders liable for compensation.[23] Although these principles have not yet been applied where the borrower is a sovereign state, the continuing evolution of domestic consumer law will undoubtedly influence debates on lending at the international level in the future.

These factors are all contributing to increased international attention to the issues of illegitimate debt and responsible lending. However policy measures currently available to help address these concerns are seriously lacking, as the next section shows.

Why current instruments just don't make the grade

There are a number of problems with the policy responses currently available at the international level. The most central concern is probably the *voluntary* nature of the measures currently at borrower's and lender's disposal. The 'Principles for Stable Capital Flows and Fair Restructuring in Emerging Markets' have experienced limited sign-on. The proposed G8 Charter on Responsible Lending is also planned to be a voluntary code of conduct for creditors. Meanwhile, the World Bank and IMF state squarely that, "*the* [debt sustainability framework] *is not an institutional or contractual mechanism to bind creditors around a certain course of action*". Translated this means that lenders and borrowers can continue to behave as they please, and there is nothing that can be done about it. With respect to international safeguard policies, the last decade has seen a shift away from mandatory policies to flexible principles, 'performance standards' or towards national standards of varying strengths.

The concern is that those lenders that are inclined to sign-up to voluntary codes of conduct are precisely those that are more unlikely to engage in irresponsible behaviour, leaving the door wide open to unscrupulous practices. No voluntary code of conduct can usefully be relied on to promote responsible lending or resolve repayments difficulties equitably where they do arise. Purely voluntary codes of conduct have no enforcement powers and therefore cannot impose any discipline on lenders or borrowers.

Another important gap in current instruments centres on the fact that none question the validity or legitimacy of creditors' claims. Although '*pacta sunt servanda*' (contracts must be respected) is an important economic and ethical principle, all domestic legal systems recognise situations where a contract can no longer be enforced. These include situations where the lender has not exercised due-diligence or has engaged in illegal behaviour; where the terms of the contract are considered unfair; where coercion has been involved; or where the borrower's circumstances change so dramatically that to force the debtor to honour the contract would lead to inhumane distress or a violation of human rights. The basic legal principles of lender liability and shared responsibility have not been applied when the borrower is a developing country however even though a nation state has certain obligations to meet the basic welfare of its citizens. Market theory states that when the link between economic decision-making and risk is severed, efficiency is seriously compromised. Yet as long as the debtor is a nation-state, current institutional arrangements dictate that, technically at least, the credit is valid and therefore legally enforceable. Arguably, this has contributed to reckless and negligent lending by some creditors because they can be confident of the legal enforceability of their contract.

At the same time, it is clearly critical to secure as much ex ante certainty for potential lenders to sovereign states as possible, i.e. lenders must be confident in the legal enforceability of their contracts before a loan is made. The importance of this should not be underestimated: in the modern globalised financial environment, the importance of global capital flows to developing nations and emerging market economies is significant. Any reform measures should not discourage responsible, legitimate lending from taking place. It is also critical that any measures proposed not be so complex to implement as to push-up the cost of legitimate sovereign borrowing beyond the point where loans can earn a sufficient rate of return and help support economic growth.

What instead? Towards responsible financing standards

In the absence of an internationally-agreed debt work-out procedure and in the face of the continuing ad-hoc and haphazard treatment of the debt of developing countries, this paper proposes contractual changes to loan contracts. The intention is to provide guidance, fairness and certainties to the parties involved, as well as protect the human rights and environments of developing nations in line with international commitments and norms. The proposal moves away from institution or sector specific responses to concerns over responsible lending and fair resolution of debt crises towards ***internationally recognised legal standards for responsible lending and borrowing.***

Eurodad's Charter for Responsible Financing – as tabled in Part Two of the paper – outlines the essential components of a responsible loan. These aim to ensure that a loan's terms and conditions are fair, that the loan contraction process is legal and transparent, that human rights and environments of recipient nations are respected, that many possible future problems are pre-empted and that repayment difficulties or disputes are resolved fairly and efficiently. Many of the provisions outlined in Eurodad's charter are drawn from international treaties and conventions to which lender and borrower nations are signatories.

The paper aims to help improve the *quality* of lending, and prevent *future* illegitimate and unsustainable debt problems. It argues that all lenders and borrowers should be held accountable to the responsible financing standards outlined in this paper. If these standards are broken, the law is broken and the debt becomes null and void. Lender and borrower nations should enact changes to national legislation to recognise – and agree to abide by – these responsible financing standards. National legislation will also ensure that private financiers are bound by the framework. Our proposals will therefore encourage a race-to-the-top rather than a race-to-the-bottom that some financiers clearly fear.[24]

The key aim of this paper's proposals is to launch a serious political debate into better policy options than those currently available, and to fill a gap at the international level. Discussions on an ***internationally recognised set of legal standards for responsible lending and borrowing*** – and improvement on the measures tabled in this document – must take place within a broad international process with the serious and equal participation of all concerned stakeholders.

Box 2: From conditionality to responsibility

A common approach to official loan finance has centred around the conditions which lenders have imposed on the borrower as part of the loan package.

Within official finance agreements – such as those entered into between sovereign states and multilateral institutions – these conditionalities have mushroomed in both number and scope over the past two decades. They have moved far beyond the technical aspects of a loan contract which set out details related to the purpose and amount of the loan, repayment schedule, interest rate, loan maturity, disbursement schedule, taxes, fees and compliance with due process of law. There are now conditions which serve a larger economic restructuring (and ideological) purpose or which further substantive governance reforms.

Examples of economic conditionalities include liberalisation of government procurement procedures, divesture of state-owned enterprises; corporate governance reforms to create an enabling environment for private sector development and external investment and improving fiscal discipline. Governance conditions have encompassed administrative and fiscal decentralisation, tax and judicial reform, policies for participatory monitoring and tracking of public expenditure and for participatory budgeting, constitutional and legislative reforms to facilitate involvement of parliaments and citizen groups in decision-making processes and anti-corruption legislation. [25]

Such conditions have proved extremely controversial however, with heavy criticism voiced by Southern Governments, the citizens of borrower nations and campaign groups alike. They have been widely described as onerous and harmful to poor populations and as failing to respect democratic processes and state sovereignty in important domestic economic and institutional reform decisions. It is also increasingly acknowledged – including in official circles – that conditions which further substantive economic or political aims have largely failed in their objectives because borrower governments have felt little national ownership over their reform processes.

The contractual changes proposed in this report do not in any shape, size or form aim to further sensitive or ideological aims. Instead they strive to provide an effective *technical* framework to ensure that loan monies are used for their intended purpose(s), that citizens in borrower nations have consented to the loan, that lenders have exercised due-diligence, that terms and conditions are fair, that loan contraction processes are transparent and accountable, some possible future repayment problems are pre-empted and any repayment problems or disputes are dealt with equitably and efficiently.

PART TWO: Eurodad Charter on Responsible Financing

Eurodad Charter on Responsible Financing

PREAMBLE

The history of the sovereign debt crisis since the 1980s has shown that loans have often been extended to developing nations with insufficient regard for the rule of law or citizens' welfare. In many cases, loans were used to buy political support or to fund non-viable projects. Citizens around the world demand the productive and transparent use of financial resources. To prevent repeated rounds of unsustainable and irresponsible lending and borrowing, it is essential to reform current approaches to sovereign lending. We therefore demand that lenders and borrowers sign-up and adhere to the following EURODAD Charter on Responsible Financing.

A. TECHNICAL AND LEGAL TERMS AND CONDITIONS

A. (i) ALL LOANS:

1. **Purpose and amount of loan:** The loan document must state clearly the purpose, amount and beneficiaries of the loan.
2. **Mutual obligations and predictable disbursement:** The borrower commits to spend the funds as stipulated in the loan agreement. The lender commits to deliver the funds predictably as stated.
3. **Compliance with relevant national and international laws:** The parties to the loan must comply with relevant national laws and regulations in the borrower and lender nations. Loans should not be exempted from the responsibilities and accountabilities demanded by national law in the borrower or lender nation. Disregard for applicable laws can render any later claims invalid.[26]
4. **Legal authorisation to enter into the transaction:** The loan document must be signed by authorised representatives of both borrower and lender. It must show that it has secured the necessary parliamentary and/or other administrative approvals in the borrower country (see C(i)).
5. **Repayment assumptions:** The borrower government and lender must make public the economic 'assumptions' they have made in relation to how the loan is to be repaid, such as the financial position of the borrower and expected rate of return on activities financed.
6. **Interest rates:** The loan document must indicate clearly the type and level of interest rates charged (fixed or variable rates). If variable interest rates are chosen, rates must be given a reasonable and fair upper limit which must be stated in the contract. This offers more predictability and certainty to both parties to the contract. A reasonable upper limit would be 1% above the basic market rate in the lender nation.
7. **Repayment profile:** The contract must provide clear information on grace and maturity periods, and repayment profiles (date and amount of debt service).
8. **Penalties:** There should be no usurious penalty premiums. These should be set at the same rate as the original interest rate, for example if the original loan carries an interest rate of 3%, the penalty premium should carry a maximum interest rate of 3%.
9. **Side-letters:** All details in relation to the loan must be contained within one document. Side letters are not permitted.[27]
10. **Fees and charges:** The loan document must contain detailed figures and information of any fees charged as part of the transaction (including recipient(s) and purpose(s) of fees). Any such fees should be charged at no more than international market prices for such goods or services.[28]
11. **Conflict of interests:** The loan document should also spell out any additional role the lender has played in relation to the loan, e.g. if it has acted as advisor/consultant to the borrower in addition to its role as lender. The details of this advice should be public and available on demand.

12. **Sale of loan on secondary market:** To prevent aggressive actions by litigating creditors, the loan should restrict the creditor's right to assign the debt to another party, i.e. the lender cannot unilaterally sell or assign the debt to other entities. The lender must first obtain the free and informed consent of the borrower. In the event the debt is sold-on, assigned, transferred, restructured or replaced with a successor loan, all provisions as outlined in the original loan agreement apply, such as the provision for independent arbitration and change of circumstance.[29]

A. (ii) DEVELOPMENT LOANS:

13. **Aid effectiveness and poverty focus:** Loans that are considered "development loans" must be fully in-line with country-designed development strategies and debt policies. They must respect the key principles of the Paris Declaration on Aid Effectiveness.[30]
14. **Currency of the loan:** Official lenders should offer the possibility of borrowing all or part of the loan in local currencies to help balance exchange rate risk.

B. PROTECTION OF HUMAN RIGHTS AND THE ENVIRONMENT

B. (i) ALL LOANS:[31]

1. **Respect for human rights:** Activities financed must not violate human rights and must not contribute to the violation of human rights. These rights are set out in the internationally recognised human rights treaties and conventions to which either borrowers or lender is signatory.[32]
2. **Needs assessment:** The borrower should provide clear documentation or other evidence which identifies the need for the loan.[33]
3. **Ex ante impact assessment:** The lender has a fiduciary responsibility to ensure that activities financed are legal and viable, as attested by an independent ex ante long-term integrated impact assessment. The lender and borrower should jointly appoint someone who will carry out the ex ante assessment. The loan contract should state who bears the costs of possible risks associated with the project as identified in the ex-ante assessment.[34]
4. **Respect for internationally recognised social, labour and environmental standards:** The loan must not support any venture that contravenes internationally accepted minimum standards on social, labour and environmental protection.[35]

C. PUBLIC CONSENT AND TRANSPARENCY

C. (i) ALL LOANS

1. **Parliamentary and citizen participation:** The loan contraction process must be transparent and participatory, i.e. parliaments and/or citizens and affected communities in the borrower nation must be given adequate time and information to debate the taking-on of the loan, including purpose, terms and conditions of the loan in accordance with the national constitution.[36]
2. **Public disclosure of information:** The loan contract must be available to the public in borrower and lender nations (e.g. transmitted to parliament, available for consultation on request, published on the web, announced in the national press, radio and/or television as appropriate).[37]
3. **Language:** The contract must be available in the main national languages (including the language(s) of affected communities) of the debtor nation. Both original and translated versions should have equal validity in a court of law.[38]

C. (ii) PROJECT LOANS

4. **Progress reports and loan evaluation:** For project loans, there should be regular (e.g. biannual or annual as appropriate) progress reports. There should be a clear timetable for completion of the project. There should be independent and timely evaluation and audit of project loans. Project reports and evaluations must be public.

D. PROCUREMENT

D. (i) ALL LOANS

1. **Public procurement:** Government procurement processes must be open and transparent. The loan contract should carry clear details of tendering processes for those carrying out any work or providing any services.
2. **Agreements between borrower and lender:** The loan must contain details of any host government agreement, production-sharing agreement, power purchase agreement or any other similar accord. It must also contain details of any agreement to repay the loan in goods or services provided by the borrower as well as state clearly the basis for the valuation of these goods or services. Similarly, if the purpose of the loan is the provision of goods or services by the lender, the loan document must clearly state how such goods/services have been valued.
3. **Immunity:** To ensure that service providers are fully accountable, there should be no clauses in loan agreements which give legal immunity for violations of the law in borrower and lender nation to those carrying out any services or work as part of the contract.
4. **Local capacity-building:** Procurement procedures should support the capacity-building of local companies and institutions in line with international agreements and commitments in this regard.[39]

D. (ii) DEVELOPMENT LOANS

5. **Development loan tying:** development loan contracts should not be tied to the purchase of goods or services from the lender.

E. REPAYMENT DIFFICULTIES OR DISPUTES

1. **Change in circumstance:** The loan must recognise that there will be cases where a dramatic change in circumstances – beyond the will of either borrower or lender – means that the borrower is no longer able to meet its financial obligations on the loan. The contract should state clearly what happens in such circumstances and should allow for a modification of the terms of the agreement. The borrower must provide clear evidence which demonstrates that it is not able to meet its financial obligations on the loan.[40]
2. **Independent arbitration:** The loan document should provide a provision for an independent and transparent arbitration procedure in case of repayment difficulties or dispute (at the request of borrower or lender). There will be a stay on debt repayments while negotiations are underway. The borrower will also be protected from litigation while negotiations are in progress. Borrowers and lenders will abide by the decision of the independent arbitrator and there is a right to appeal.[41]
3. **Legal authorisation to negotiate:** Proof of legal power of attorney and negotiation must be provided by both sides of the contract before commencement of any negotiations on the loan.
4. **Loan refinancing:** The details of any restructuring/refinancing agreement must be made public. Any successor loan carries with it the properties of the original loan. Borrowers should not sign sovereign immunity waivers when debts are sold-on.
5. **Cross-default:** The loan document must not contain any cross-default or similar clause.[42]
6. **Termination of the contract:** There must be clear, fair grounds and requirements for nullification/termination of the contract by either party.

Conclusion

Developing country debt stands at over US$2.85 trillion, up from US$2.24 trillion in 2000 and US$1.3 trillion in 1990. Developing countries paid-out over US$540mn in debt service in 2005, an almost four-fold increase from US$146mn in 1990 and many devote large percentages of scarce government revenues to external debt service. This problem also continues to need urgent attention and policy-makers cannot claim that international debt relief initiatives have adequately dealt with sovereign debt problems to-date.

Nevertheless, there is also a clear need to avoid the accumulation of illegitimate and unsustainable debt in the future. The varied instruments currently available to borrowers and lenders to ensure responsible lending and deal with debt problems equitably are severely lacking. Some of the key problems centre on the voluntary nature of various 'safeguard policies' and 'debt resolution principles'. These offer no incentives (or sanctions) for creditors to extend loans responsibly and transparently. And although it is widely recognised that both lenders and borrowers share responsibility for the accumulation of unsustainable and illegitimate debt burdens, scant attention has been paid to the issues of due diligence of financiers and the liabilities of lenders.

Debates about the re-accumulation of irresponsible and unsustainable debt are increasingly capturing the attention of policy makers at the international level. This is due to a range of factors. These include the haphazard way a number of recent debt crises have been dealt with – notably Argentina – and creditors' charges that they were treated unfairly; recent rounds of debt cancellation under the HIPC Initiative and MDRI and the fear that beneficiary countries will immediately build-up new un-payable debt; the increased prominence of a number of non-OECD lenders and fears over a 'race to the bottom' with respect to international social and environmental safeguards policies; increased activities of vulture funds; debates over lenders' duties and responsibilities towards consumers at domestic levels, and the Government of Norway's cancellation of debts on the grounds that they were extended irresponsibly.

The instruments available to borrowers and lenders are however ill-equipped to deal with the challenges going forward of ensuring (and rewarding) responsible lending and avoiding the build-up of unsustainable and illegitimate debt. Indeed, they ensure that unscrupulous lenders continue to have fertile ground and do not face the consequences of their actions.

This paper has argued that lenders and sovereign borrowers should be held accountable to a set of clear ex ante ***internationally recognised legal standards for responsible lending and borrowing***. The proposed framework – as set out in Eurodad's Charter on Responsible Financing – sets binding standards which protect borrowers and lenders. They show that there are certain fundamental values that both parties to a contract must abide by and provide citizens –South and North – with effective tools with which to hold governments, public institutions and lenders fully to account. The standards also help to reinforce both international and national law concurrently.

The primary interests of lenders are clear ex ante rules of the road. If lenders can be assured that the new standards make sense, that implementation costs are not burdensome and that there is predictability and fairness in cases of repayments difficulties or dispute, there should be broad buy-in and the costs of lending should not increase. Borrowers can also be reassured that they will not have controversial, onerous and ideological conditions imposed on them by lenders. There will also be certain minimum standards of protection guaranteed for the peoples and environments of recipient governments. Moreover, via provisions for independent arbitration in cases of repayments difficulties or disputes, both parties to a contract will also be offered further protection.

A set of prospective rules will establish a stable framework to assure current and future investors that there is no danger to legitimate and beneficial lending as well as reassure sovereign borrowers that the human rights of their citizens will be adequately protected. The aim of this paper is to launch a political debate about more credible policy alternatives to those currently on the table in order to prevent repeated cycles of unsustainable and illegitimate debt. We look forward to a lively and public debate and will publish all serious responses received to this paper.

We are positive about the prospects that this issue will indeed be taken-up energetically by policy-makers in developing and developed nations, as well as by the multilateral institutions. In September 2007, World Bank President Robert B. Zoellick stated that; *"Fighting corruption in developing countries is as much the responsibility of developed countries as of developing countries,"* referring to bribes, kickbacks, and other illegal income provided by firms and individuals in developed countries and the hiding of money in developed countries. There is clearly an appetite at the international level to hold lenders and borrowers much more accountable for their actions and to combat corruption, negligence and recklessness in international lending. An *immediate* and first step could be the voluntary adoption – by individual governments or agencies – of the Eurodad Charter on Responsible Financing, and lending only to those who have also adopted the code.

Ultimately, for this type of reform to take place, the agreement of both major creditor *and* developing countries is needed. In particular, developing country governments need to push this agenda forcefully at the international level. Such discussions on a binding set of international legally recognised responsible financing standards – and improvement on the measures tabled in this document – could take place within a broad international process with the serious participation of all concerned stakeholders. The United Nations Financing for Development (FfD) process could be one option. This is a more globally owned and equitable forum than either the G8 or G20 can claim to be. We also suggest that lenders and borrowers develop their own track-records of adherence to the standards, which could then be subject to peer review and public scrutiny.

In a context where there is increasing competition in the aid and loan marketplace, borrower countries are in a stronger position to be able to demand more of international financiers. They – supported by social movements and civil society groups in their countries – should seize the opportunity to table these debates in relevant international forums sooner rather than later.

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Shafter Jonathan, The Due Diligence Model: A New Approach to the Problem of Odious Debt, Ethics & International Affairs, Volume 21, Issue 1, Page 49-67, March 2007

Spanish law on debt: "Act Governing the Management of Foreign Debt", December 2006: http://www.debtwatch.org/documents/enprofunditat/Estat_espanyol/boe_ley%20deuda.pdf

Stiglitz, Joseph and Griffith-Jones, Stephany, Growth with Responsibility in a Gloablized Word – Findings of the Shadow G-8, Dialogue on Gloablization, May 2007: http://library.fes.de/pdf-files/iez/global/04472.pdf

Tan Celine, for Eurodad, Responsible Financing or Unwarranted Obligations? Fiduciary Obligations in Loan and Aid Contracts Between Donors, Client States and Citizens, May 2006: http://www.eurodad.org/whatsnew/reports.aspx?id=464

UK Consumer Credit Act 1974 – amended in 2006: http://www.oft.gov.uk/advice_and_resources/resource_base/legal/cca/CCA2006/

UNCTAD: The Concept of Odious Debt in Public International Law, July 2007: http://www.unctad.org/en/docs/osgdp185_en.pdf

United Nations Universal Declaration of Human Rights, 1948: http://www.un.org/Overview/rights.html

United Nations International Covenant on Civil and Political Rights, 1966: http://www.ohchr.org/english/law/ccpr.htm

United Nations Monterrey Consensus, 2002: http://www.un.org/esa/ffd/monterrey/MonterreyConsensus.pdf

United Nations, Millennium Declaration, 18 September 2000: http://www.un.org/millennium/declaration/ares552e.pdf

United Nations Convention Against Corruption, 31 October 2003: http://www.unodc.org/pdf/crime/convention_corruption/signing/Convention-e.pdf

United Nations Multi-Stakeholder Consultations on "Sovereign Debt for Sustained Development" Concluding Session, Held in Conjunction with the Fifth UNCTAD Debt Management Conference Geneva, 20-22 June 2005 Secretariat Report of the Consultation: http://www.un.org/esa/ffd/msc/sovereigndebt/Debt%20Multi%20Stakeholder%20Geneva%20Report%20-%20final.doc

Wood Angela, for Jubilee Debt Campaign, Conditionality for Debt Cancellation, April 2006 (not published)

World Bank, Review of Low-Income Country Debt Sustainability Framework and Implications of the MDRI, March 2006: http://siteresources.worldbank.org/INTDEBTDEPT/PolicyPapers/20956852/ReviewofLICDebtSustainabilityFrameworkMDRIMarch27.pdf

World Bank, Managing Risks Associated with Nonconcessional Borrowing in IDA14 Grant-Recipient and Post-MDRI Countries, June 2006:
http://web.worldbank.org/WBSITE/EXTERNAL/EXTABOUTUS/IDA/0,,contentMDK:21021578~pagePK:51236175~piPK:437394~resourceurlname:FY06grantimplementation^$^pdf~theSitePK:73154,00.html

World Bank and International Monetary Fund, "Heavily Indebted Poor Countries (HIPC) Initiative and Multilateral Debt Relief Initiative (MDRI)—Status of Implementation", August 2006:
http://web.worldbank.org/WBSITE/EXTERNAL/TOPICS/EXTDEBTDEPT/0,,contentMDK:21050877~menuPK:64166739~pagePK:64166689~piPK:64166646~theSitePK:469043,00.html

World Bank, Press Release, World Bank to Increase Support to Curb Vulture Fund Actions, July 2007:
http://web.worldbank.org/WBSITE/EXTERNAL/NEWS/0,,contentMDK:21353898~pagePK:34370~piPK:34424~theSitePK:4607,00.html

World Bank, Global Development Finance 2006 and 2007

World Bank safeguards policies: http://www.worldbank.org/safeguards

World Bank, The concept of odious debt: some considerations, 7 September 2007: http://web.worldbank.org/WBSITE/EXTERNAL/TOPICS/EXTDEBTDEPT/0,,menuPK:64166739~pagePK:64166681~piPK:64166725~theSitePK:469043,00.html

World Trade Organisation (WTO): Government Procurement: http://www.wto.org/english/tratop_e/gproc_e/gproc_e.htm

(Endnotes)

[1] Monterrey Consensus, 2002, p. 17, para. 47: http://www.un.org/esa/ffd/monterrey/MonterreyConsensus.pdf . Moreover, the final outcome report of the UN FfD's 2005 multi-stakeholder consultations on sovereign debt reveals that in fact, a broad range of stakeholders – public and private sectors – support for greater transparency and predictability in the international debt architecture. The outcome report states that: "*The proposal to create a multi-stakeholder working group to explore additional mechanisms to improve debt workouts was widely supported and discussed at length. Participants agreed with the proposal that the working group examine such issues as a code of conduct for sovereign debtors and their creditors, operationalization of the doctrine of "odious debt," and provision of arbitration or mediation services to facilitate dispute settlement. While there was no agreement on the shape that an additional mechanism or mechanisms should take, there was a feeling that if an assured international debt workout mechanism existed, it would make creditors and debtors more cautious in lending and borrowing, which would* be good." See: p. 9: http://www.un.org/esa/ffd/msc/sovereigndebt/Debt%20Multi%20Stakeholder%20Geneva%20Report%20-%20final.doc

[2] Stiglitz, Joseph and Griffith-Jones, Stephany, Growth with Responsibility in a Globalized Word – Findings of the Shadow G-8, Dialogue on Globalization, May 2007

[3] See Paris Club: http://www.clubdeparis.org/

[4] There is no universally agreed definition of illegitimate debt. However illegitimate debts can loosely be described as those loans which did not benefit the populations of borrower nations and in some cases did local communities and/or environments grave harm. Professor Alexander Nahum Sack, a Russian legal scholar developed the notion of *odious* debt in 1927. Odious debts are defined by three main characteristics: a/ the loan did not benefit the population of the debtor nation and indeed the funds may have been used to oppress the people(s) of that nation (absence of benefit); b/ the population of the debtor nation did not consent to the loan (absence of consent); and c/ the creditor was aware of these facts and yet proceeded to disburse the loan anyway (creditor awareness). *Illegitimate* debt however is a much broader category. It applies for example to ill-conceived development projects which no financier exercising reasonable due-diligence should ever have financed. More recently, the concept of *ius cogens* and its potential application in cases of illegitimate debt has been raised. This argues that any loans which contravened accepted international ius cogens norms such as torture, slavery or war of aggression should be deemed invalid.

[5] The 'fair and transparent arbitration procedure' or 'FTAP' was first proposed in 1987 by Austrian academic Kunibert Raffer who recommended the internationalisation of Chapter 9 of the US Insolvency Code. Chapter 9 protects national government municipalities in cases of bankruptcy. The key features of Raffer's model include a neutral decision-making body which arbitrates and decides which debts need to be declared null and void, and which need to be repaid; the rights of both debtor and creditor to be heard by arbitrators; protection of the human, social and economic rights of the citizens of the debtor; the institution of automatic stay and transparency of process and decisions. Internationalisation of this procedure would ensure comparability of treatment between countries and between debts. In cases of financial difficulties or dispute, debtors and creditors should be able to turn to such an independent mechanism as a serious option should they so choose. According to Raffer's model, arbitration may be heard on an ad-hoc basis. Meanwhile, Alberto Acosta, Ecuadorian economist and Oscar Ugarteche, Peruvian economist have also put forward not dissimilar proposals for the creation of a 'tribunal internacional de arbitraje de deuda soberana' or 'TIADS' (international tribunal for the arbitration of sovereign debts). Unlike Raffer's model, the TIADS model would involve the institutionalisation of an arbitration court – possibly under the aegis of the United Nations or International Court of Justice – to hear sovereign debt related disputes and/or repayment difficulties. Acosta and Ugarteche argue for an 'international financial code' (código financiero internacional) which would codify the right to be heard before an arbitration tribunal. Eurodad's charter for responsible lending does not indicate a preference for either model, but argues that borrowers and lenders should have the right to be heard before an independent panel in cases of repayment difficulties or dispute. This panel would also identify incidence of illegitimate debt (and legitimate debt of course).

[6] A collective action clause (CAC) allows a supermajority of bondholders to agree a debt restructuring

that is legally binding on all holders of the bond, including those who vote against the restructuring. Bondholders generally opposed such clauses in the 1980s and 1990s, fearing that they would compromise 'creditor's rights', although such clauses were long standard in bonds issued under British law. New York law bonds on the other hand, the most common, required unanimity to alter their financial terms, although a technique had been devised to indirectly change the terms with a smaller majority ('exit consents'). Bond-issuing governments generally feared that including CACs would raise their interest rates, if creditors demanded compensation for greater perceived risk. However, after Mexico experimented successfully with CACs in a New York bond in February 2003 without negative effect, they became the new standard. Whether they enable easier coordination of bondholders has not yet been tested.

[7] See: http://www.iif.com/emp/principles/

[8] In 2003, Anne Krueger, First Deputy Managing Director at the IMF developed proposals for a Sovereign Debt Restructuring Mechanism (SDRM). Some of the main features of the SDRM include: a supermajority of creditors could vote to accept new terms under a restructuring agreement, minority creditors would be prevented from blocking such agreements, negotiations should be based on good faith, there would transparency requirements and sharing of information by the debtor and the creation of a dispute resolution forum. The proposals were abandoned in 2004 following objections by a number of creditor governments and private financiers. Proposals were also criticised by NGOs for, among other reasons, the exclusion of IMF debts from the process of orderly restructuring. For further information, see: http://www.imf.org/external/np/exr/facts/sdrm.htm

[9] See for example, the World Bank's safeguard policies at: http://go.worldbank.org/WTA1ODE7T0 or the IFC's "performance standards" at: http://www.ifc.org/ifcext/enviro.nsf/Content/PerformanceStandards

[10] See: http://www.equator-principles.com/

[11] For further information on the World Bank/IMF debt sustainability framework, see: http://web.worldbank.org/WBSITE/EXTERNAL/TOPICS/EXTDEBTDEPT/0,,contentMDK:20261804~menuPK:64166739~pagePK:64166689~piPK:64166646~theSitePK:469043,00.html

[12] In fact, the reverse is true. In 2006, the World Bank approved its so-called 'free-rider policy'. The policy, entitled *'Managing Risks Associated with Nonconcessional Borrowing'* states that should low-income countries take-on too much non-concessional commercial debt for purposes the Bank does not agree with, it retains the right to reduce (or harden the terms of) that country's access to concessional International Development Association (IDA) resources. No sanctions of any kind are imposed on lenders for lending beyond prudent limits. And although the Bank recognises that *"this does imply a somewhat asymmetric treatment of lenders and borrowers"* it presents no potential policy measures which could be discussed to ensure a more equitable treatment between the two parties. For further information on the policy, see: http://web.worldbank.org/WBSITE/EXTERNAL/EXTABOUTUS/IDA/0,,contentMDK:21021578~pagePK:51236175~piPK:437394~resourceurlname:FY06grantimplementation%5E$%5Epdf~theSitePK:73154,00.html

[13] The draft principles currently under discussion are short and extremely weak. They read as follows:
Draft Principles on Responsible Lending
"Over the years the International Community has made remarkable efforts to enhance its support to low-income countries. We believe that, in order to reinforce these efforts, responsible lending policies and practices should be developed and implemented, according to the following principles.
1. Fostering sustainable development
Sustainable development is the ultimate objective of aid and assistance. Finance to developing countries should not compromise the ability of future generations to meet their own needs. This implies that responsible lenders consider the economic, social, environmental and cultural dimensions of their interventions together with long- term financial sustainability.
2. Preserving debt sustainability
Responsible lenders ensure that their lending decisions meet the need for funds of recipient countries in a

way that matches their current and future ability to service debt, in order to avoid the return to the lend-and-forgive cycles that undermine lasting development. To this end, responsible lending towards low-income countries is guided by the World Bank/IMF Joint Debt Sustainability Framework and the country-specific Debt Sustainability Analyses and is provided on terms and conditions fully consistent with them. Responsible lenders help avoid the risk of litigation against HIPC and other low-income countries.

3. Supporting good governance

Good governance is key to sustainable development in its political, social, environmental and economic dimensions. Peace, democracy, rule of law, respect of human rights and fundamental freedoms, broad-based access to health, education and basic services, gender equality and people's participation, effective, accountable and transparent public financial and management institutions and sound economic management are all necessary. Responsible lenders support beneficiary countries that make progress in these fields, enhancing the incentives to good governance and maximising the impact of donor resources in support of development.

4. Ensuring transparency and effectiveness

To strengthen creditor coordination, responsible lenders fully share information on their lending practices to low-income countries. This transparency also contributes to the efforts by recipient countries to use public resources wisely. Responsible lenders also respect the principles of the Paris Declaration on Aid Effectiveness: Ownership, Alignment to partner countries' strategies, Harmonisation, Managing for Results and Mutual Accountability.

[14] See, World Bank, The concept of odious debt: some considerations, 7 September 2007: http://web.worldbank.org/WBSITE/EXTERNAL/TOPICS/EXTDEBTDEPT/0,,menuPK:64166739~pagePK:64166681~piPK:64166725~theSitePK:469043,00.html

[15] The IMF will lend to countries in arrears to private creditors if the country shows it is making a 'good faith effort' to resolve its debt crisis.

[16] The countries involved in the Norwegian debt write-off are: Ecuador, Egypt, Jamaica, Peru and Sierra Leone. See: Royal Norwegian Ministry of Foreign Affairs, Cancellation of debts incurred as a result of the Norwegian Ship Export Campaign (1976-80): http://www.regjeringen.no/en/dep/ud/Documents/Reports-programmes-of-action-and-plans/Reports/2006/Cancellation-of-debts-incurred-as-a-result-of-the-Norwegian-Ship-Export-Campaign-1976-80.html?id=420457

[17] See: UNCTAD: The Concept of Odious Debt in Public International Law: http://www.unctad.org/en/docs/osgdp185_en.pdf and World Bank: Odious Debt: Some Considerations: http://web.worldbank.org/WBSITE/EXTERNAL/TOPICS/EXTDEBTDEPT/0,,menuPK:64166739~pagePK:64166681~piPK:64166725~theSitePK:469043,00.html

[18] Financial Times, EIB accuses Chinese Banks of undercutting Africa loans, 28 November 2006

[19] For the full list of litigations underway against HIPCs, see: http://web.worldbank.org/WBSITE/EXTERNAL/TOPICS/EXTDEBTDEPT/0,,contentMDK:21050877~menuPK:64166739~pagePK:64166689~piPK:64166646~theSitePK:469043,00.html

The World Bank estimates that more than a third of the countries receiving debt relief have been targeted with lawsuits by at least 44 litigating creditors, with judgments, awarded in 26 of these cases, of some US$1 billion (in some cases, public pressure forced the vulture fund to drop the case). The HIPCs facing the most litigation are the Republic of Congo, Guyana, and Uganda with eight, seven and six lawsuits respectively. The bank states that although litigating creditors are based all over the world, higher concentrations are observed in the UK, British Virgin Islands, US. Lawsuits against HIPCs have been filed mainly in London, Paris and New York. Total reported claims under litigation amount to US$1.9bn.

[20] Press release of the Paris Club on the threats posed by some litigating creditors to heavily indebted poor countries, May 22, 2007: See: http://www.clubdeparis.org/sections/services/communiques/communique-presse-du/viewLanguage/en

[21] In order to better protect borrowers, one proposal has been to enact small amendments to national

legislation to prevent vulture funds from using national courts to pursue litigation against developing nations. In June 2006 for example, a proposal was tabled in the French Assemblée Nationale for a law which aimed to place serious obstacles in front of any vulture fund which hoped to use the French courts to seek repayment from a debtor nation by giving French judges discretionary powers to take into consideration *"the efforts of other creditors"* [to provide any debt relief to the debtor nation in question] *"and the capacities of the debtor"*. The text is certainly not as strong as it could be and has not yet become law in France but such measures are welcome and are definitely a step in the right direction.

[22] Guardian Weekly, "The credit party's over. For now," 17 August, 2007

[23] UK Consumer Credit Act 1974 – amended in 2006: http://www.oft.gov.uk/advice_and_resources/resource_base/legal/cca/CCA2006/

[24] Most the provisions in Eurodad's Charter for Responsible Financing can be applied to a full range of lending, e.g. project loans, export-credit agreements, sovereign bonds, policy support loans (such as modernisation or privatisation loans) and balance of payments loans. There may be some cases however where a particular provision may not be relevant to this type of loan, e.g. the provision for an ex ante social and environmental impact assessment would not apply in cases of direct budget support or to sovereign bonds. The provision on the untying of loans to the purchase of lender goods or services would not be applicable to export credit agreements although we suggest ways to dramatically improve the quality of these transactions.

[25] For an excellent critical assessment of "types" of loan conditionalities within IFI loan agreements to sovereign states, see: http://www.eurodad.org/uploadedFiles/Whats_New/Reports/Eurodad%20ResponsibleFinancingTon.pdf

[26] The loan should comply with relevant legislation in both borrower and lender nation. If the loan violates the constitution of the borrower nation in any way, it should be deemed null and void. Examples of relevant legislation in the lender nation include the Spanish law of December 2006 entitled: "Act Governing the Management of Foreign Debt". This binds the Spanish Government as a lender to, among other things, tailor loans to "debtor countries' development requirements and [..] be proportional to their financial difficulties," and pay special attention to "reducing poverty levels, [..], pursuing sustainable economic growth, [...] as well as to preserving the environment."

[27] Fees and other supplementary charges are often included in loan documentation by reference to a side letter to avoid disclosure. For this reason, side-letters should be avoided.

[28] The loan should distinguish between types of fee, e.g. 'commitment' fees (which should have a maximum level of 0.5-1%), from fees for 'services rendered'. These should really be included in the overall loan amount as part of the project being financed. In case they are not, the loan document must contain clear and detailed information on the amount, purpose, recipient and interest rates charged.

[29] If only a voluntary code of conduct is adopted as an *immediate* step on the way towards binding international standards, there could be a stipulation that loans can be assigned only to other creditors who have signed up to the Code of Conduct.

[30] See the Paris Declaration on Aid Effectiveness, March/April 2005: http://www.oecd.org/document/18/0,2340,en_2649_3236398_35401554_1_1_1_1,00.html The 12 indicators donor countries have signed up to are: partners have operational development strategies; reliable country systems; aid flows are aligned on national priorities; strengthen capacity by coordinated support; use of country public financial management systems; use of country procurement systems; strengthen capacity by avoiding parallel implementation structures; aid is more predictable; aid is untied; use of common arrangements or procedures; encourage shared analysis; results-oriented framework; mutual accountability. See also the UN Millennium Declaration, 18 September 2000: http://www.un.org/millennium/declaration/ares552e.pdf

[31] We recognise that there are some loans, e.g. balance of payments support loans, budget support

etc. where best practice standards as they relate to ex-ante and ex-post social and environmental impact assessments would not be relevant.

32 Such rights are clearly laid-out in texts such as the United Nations Universal Declaration of Human Rights, 1948 (http://www.un.org/Overview/rights.html) which many experts argue has achieved the status of international customary law as well as the United Nations Covenant on Social, Economic and Cultural Rights and United Nations Covenant on Civil and Political Rights.

33 This document must be public (e.g. available for consultation on request, published on the web, announced in national press, radio and/or television as appropriate).

34 It is crucial to carry out ex ante impact assessments on all loans, not just project loans. This is because loans which are described as 'policy support loans' or loans to support 'modernisation' or privatisation' in a borrower country can also have significant distributional or other impacts. It is therefore vital that these also be accompanied by independent (and positive) ex ante social and environmental impact assessments.

35 Such internationally recognised and accepted standards include – but are not limited to – the World Bank's safeguard policies (http://www.worldbank.org/safeguards), the International Finance Corporation's (IFC) Performance Standards, the Equator Principles (http://www.equator-principles.com/) and the International Labour Organisation's (ILO) core labour standards (http://www.ilo.org/public/english/standards/norm/). The World Bank's safeguard policies incorporate for example: environmental assessment; natural habitats; forestry; pest management; involuntary resettlement; indigenous peoples; cultural property; safety of dams; projects on international waterways; and projects in disputed areas. **Important, please note**– this paper does not suggest that in many cases these safeguard policies or principles could not be significantly strengthened. There is a large volume of literature available which points to the weaknesses of different institutions' policies and safeguards and therefore efforts must constantly continue to improve on them. Instead, this paper suggests that they provide a minimum set of standards which enjoy broad-based sign-on and which can be used to hold financiers and borrowers accountable for their lending/borrowing decisions.

36 Minimum standards of consultation to be respected can be drawn from internationally recognised social, labour and environmental standards.

37 Both lenders and borrowers should be encouraged at the end of the year to publish condensed annual reports of their lending and borrowing activities. This report should be widely distributed and made publicly available to anyone interested.

38 Often, even where loan contracts are available in translated versions, they carry no legal value. A clause contained within the agreement will state that in cases of dispute, only the original language version of the document has any validity (usually drafted in the language of the lender nation). This practice is routinely used by lenders although others have abolished the practice which shows that improvement is possible. Recent loan agreements between Belgium and Ecuador for example state that both French and Spanish language texts are equally valid in a court of law. Denmark, France, Germany and Italy however need to improve since loan agreements issued by these countries state that only the original texts are legally valid.

39 Such as contained within the Paris Declaration on Aid Effectiveness which pledge greater support for: strengthening of national procurement systems; support for local capacity development and use of local country systems: See: http://www.oecd.org/department/0,3355,en_2649_19101395_1_1_1_1_1,00.html

40 There are two broad categories of cases which could reasonably be deemed a dramatic change in circumstance which may require a modification of the terms and repayment profile of a loan. These include: a/ force majeure (dramatic changes which occur beyond the will of borrower or lender such as political or economic upheaval, war, natural disaster, a dramatic fall in the price of major export commodity prices, dramatic changes in real interest rates, dramatic currency fluctuations etc.); b/ état de nécessité (state of necessity: when repayments on the loan threaten the survival of the state and/or

its peoples). The burden of proof lies with the borrower in these situations. The debt contract must state clearly the procedures should such eventualities arise. Possible resolution scenarios include: a/ GDP or commodity-price indexed loans to allow for GDP indexed debt service, i.e. a reduction in debt service in cases of external shock or "force majeure". They could also allow for payments to be linked to the price of a 'basket' of the borrowing country's main commodity/ies; b/ a moratorium on debt service payments (without penalties imposed) to safeguard a state's vital expenditures and help it to recover more quickly; c/ an ad-hoc arbitration or other independent legal opinion/decision under which both parties agree to share the consequences of such unforeseen circumstances.

[41] See note on FTAP and TIADS proposals for further elaboration. During the arbitration procedure, the borrower would continue to make interest payments on the loan(s) at the standard level charged (i.e. penalty interests rates would not apply). These interest payments may be reimbursed to the borrower subject to the outcome of the independent arbitration.

[42] A provision in a bond indenture or loan agreement that puts the borrower in default if he/she/the state defaults on another debt obligation.

Exhibit C

July 2006

The "Equator Principles"

A financial industry benchmark for determining, assessing and managing social & environmental risk in project financing

www.equator-principles.com

PREAMBLE

Project financing, a method of funding in which the lender looks primarily to the revenues generated by a single project both as the source of repayment and as security for the exposure, plays an important role in financing development throughout the world.[1] Project financiers may encounter social and environmental issues that are both complex and challenging, particularly with respect to projects in the emerging markets.

The Equator Principles Financial Institutions (EPFIs) have consequently adopted these Principles in order to ensure that the projects we finance are developed in a manner that is socially responsible and reflect sound environmental management practices. By doing so, negative impacts on project-affected ecosystems and communities should be avoided where possible, and if these impacts are unavoidable, they should be reduced, mitigated and/or compensated for appropriately. We believe that adoption of and adherence to these Principles offers significant benefits to ourselves, our borrowers and local stakeholders through our borrowers' engagement with locally affected communities. We therefore recognise that our role as financiers affords us opportunities to promote responsible environmental stewardship and socially responsible development. As such, EPFIs will consider reviewing these Principles from time-to-time based on implementation experience, and in order to reflect ongoing learning and emerging good practice.

These Principles are intended to serve as a common baseline and framework for the implementation by each EPFI of its own internal social and environmental policies, procedures and standards related to its project financing activities. We will not provide loans to projects where the borrower will not or is unable to comply with our respective social and environmental policies and procedures that implement the Equator Principles.

[1] **Project finance** is "a method of funding in which the lender looks primarily to the revenues generated by a single project, both as the source of repayment and as security for the exposure. This type of financing is usually for large, complex and expensive installations that might include, for example, power plants, chemical processing plants, mines, transportation infrastructure, environment, and telecommunications infrastructure. Project finance may take the form of financing of the construction of a new capital installation, or refinancing of an existing installation, with or without improvements. In such transactions, the lender is usually paid solely or almost exclusively out of the money generated by the contracts for the facility's output, such as the electricity sold by a power plant. The borrower is usually an SPE (Special Purpose Entity) that is not permitted to perform any function other than developing, owning, and operating the installation. The consequence is that repayment depends primarily on the project's cash flow and on the collateral value of the project's assets." Source: *Basel Committee on Banking Supervision*, International Convergence of Capital Measurement and Capital Standards ("Basel II") November 2005. http://www.bis.org/publ/bcbs118.pdf

July 2006

SCOPE

The Principles apply to all new project financings globally with total project capital costs of US$10 million or more, and across all industry sectors. In addition, while the Principles are not intended to be applied retroactively, we will apply them to all project financings covering expansion or upgrade of an existing facility where changes in scale or scope may create significant environmental and/or social impacts, or significantly change the nature or degree of an existing impact.

The Principles also extend to project finance advisory activities. In these cases, EPFIs commit to make the client aware of the content, application and benefits of applying the Principles to the anticipated project, and request that the client communicate to the EPFI its intention to adhere to the requirements of the Principles when subsequently seeking financing.

STATEMENT OF PRINCIPLES

EPFIs will only provide loans to projects that conform to Principles 1-9 below:

Principle 1: Review and Categorisation
When a project is proposed for financing, the EPFI will, as part of its internal social and environmental review and due diligence, categorise such project based on the magnitude of its potential impacts and risks in accordance with the environmental and social screening criteria of the International Finance Corporation (IFC) (Exhibit I).

Principle 2: Social and Environmental Assessment
For each project assessed as being either Category A or Category B, the borrower has conducted a Social and Environmental Assessment ("Assessment") process[2] to address, as appropriate and to the EPFI's satisfaction, the relevant social and environmental impacts and risks of the proposed project (which may include, if relevant, the illustrative list of issues as found in Exhibit II). The Assessment should also propose mitigation and management measures relevant and appropriate to the nature and scale of the proposed project.

Principle 3: Applicable Social and Environmental Standards
For projects located in non-OECD countries, and those located in OECD countries not designated as High-Income, as defined by the World Bank Development Indicators Database, the Assessment will refer to the then applicable IFC Performance Standards (Exhibit III) and the then applicable Industry Specific EHS Guidelines ("EHS Guidelines") (Exhibit IV). The Assessment will establish to a participating EPFI's satisfaction the project's overall compliance with, or justified deviation from, the respective Performance Standards and EHS Guidelines.

The regulatory, permitting and public comment process requirements in High-Income OECD Countries, as defined by the World Bank Development Indicators Database, generally meet or exceed the requirements of the IFC Performance Standards (Exhibit III) and EHS Guidelines (Exhibit IV). Consequently, to avoid duplication and streamline EPFI's review of

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[2] **Social and Environmental Assessment** is a process that determines the social and environmental impacts and risks (including labour, health, and safety) of a proposed project in its area of influence. For the purposes of Equator Principles compliance, this will be an adequate, accurate and objective evaluation and presentation of the issues, whether prepared by the borrower, consultants or external experts. Depending on the nature and scale of the project, the assessment document may comprise a full-scale social and environmental impact assessment, a limited or focused environmental or social assessment (e.g. audit), or straight-forward application of environmental siting, pollution standards, design criteria, or construction standards. One or more specialised studies may also need to be undertaken.

these projects, successful completion of an Assessment (or its equivalent) process under and in compliance with local or national law in High-Income OECD Countries is considered to be an acceptable substitute for the IFC Performance Standards, EHS Guidelines and further requirements as detailed in Principles 4, 5 and 6 below. For these projects, however, the EPFI still categorises and reviews the project in accordance with Principles 1 and 2 above.

The Assessment process in both cases should address compliance with relevant host country laws, regulations and permits that pertain to social and environmental matters.

Principle 4: Action Plan and Management System
For all Category A and Category B projects located in non-OECD countries, and those located in OECD countries not designated as High-Income, as defined by the World Bank Development Indicators Database, the borrower has prepared an Action Plan (AP)[3] which addresses the relevant findings, and draws on the conclusions of the Assessment. The AP will describe and prioritise the actions needed to implement mitigation measures, corrective actions and monitoring measures necessary to manage the impacts and risks identified in the Assessment. Borrowers will build on, maintain or establish a Social and Environmental Management System that addresses the management of these impacts, risks, and corrective actions required to comply with applicable host country social and environmental laws and regulations, and requirements of the applicable Performance Standards and EHS Guidelines, as defined in the AP.

For projects located in High-Income OECD countries, EPFIs may require development of an Action Plan based on relevant permitting and regulatory requirements, and as defined by host-country law.

Principle 5: Consultation and Disclosure
For all Category A and, as appropriate, Category B projects located in non-OECD countries, and those located in OECD countries not designated as High-Income, as defined by the World Bank Development Indicators Database, the government, borrower or third party expert has consulted with project affected communities in a structured and culturally appropriate manner.[4] For projects with significant adverse impacts on affected communities, the process will ensure their free, prior and informed consultation and facilitate their informed participation as a means to establish, to the satisfaction of the EPFI, whether a project has adequately incorporated affected communities' concerns.[5]

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[3] The **Action Plan** may range from a brief description of routine mitigation measures to a series of documents (e.g., resettlement action plan, indigenous peoples plan, emergency preparedness and response plan, decommissioning plan, etc). The level of detail and complexity of the Action Plan and the priority of the identified measures and actions will be commensurate with the project's potential impacts and risks. Consistent with Performance Standard 1, the internal **Social and Environmental Management System** will incorporate the following elements: (i) Social and Environmental Assessment; (ii) management program; (iii) organisational capacity; (iv) training; (v) community engagement; (vi) monitoring; and (vii) reporting.

[4] **Affected communities** are communities of the local population within the project's area of influence who are likely to be adversely affected by the project. Where such consultation needs to be undertaken in a structured manner, EPFIs may require the preparation of a Public Consultation and Disclosure Plan (PCDP).

[5] **Consultation** should be "free" (free of external manipulation, interference or coercion, and intimidation), "prior" (timely disclosure of information) and "informed" (relevant, understandable and accessible information), and apply to the entire project process and not to the early stages of the project alone. The borrower will tailor its consultation process to the language preferences of the affected communities, their decision-making processes, and the needs of disadvantaged or vulnerable groups. Consultation with Indigenous Peoples must conform to specific and detailed requirements as found in Performance Standard 7. Furthermore, the special rights of Indigenous Peoples as recognised by host-country legislation will need to be addressed.

In order to accomplish this, the Assessment documentation and AP, or non-technical summaries thereof, will be made available to the public by the borrower for a reasonable minimum period in the relevant local language and in a culturally appropriate manner. The borrower will take account of and document the process and results of the consultation, including any actions agreed resulting from the consultation. For projects with adverse social or environmental impacts, disclosure should occur early in the Assessment process and in any event before the project construction commences, and on an ongoing basis.

Principle 6: Grievance Mechanism
For all Category A and, as appropriate, Category B projects located in non-OECD countries, and those located in OECD countries not designated as High-Income, as defined by the World Bank Development Indicators Database, to ensure that consultation, disclosure and community engagement continues throughout construction and operation of the project, the borrower will, scaled to the risks and adverse impacts of the project, establish a grievance mechanism as part of the management system. This will allow the borrower to receive and facilitate resolution of concerns and grievances about the project's social and environmental performance raised by individuals or groups from among project-affected communities. The borrower will inform the affected communities about the mechanism in the course of its community engagement process and ensure that the mechanism addresses concerns promptly and transparently, in a culturally appropriate manner, and is readily accessible to all segments of the affected communities.

Principle 7: Independent Review
For all Category A projects and, as appropriate, for Category B projects, an Independent social or environmental expert not directly associated with the borrower will review the Assessment, AP and consultation process documentation in order to assist EPFI's due diligence, and assess Equator Principles compliance.

Principle 8: Covenants
An important strength of the Principles is the incorporation of covenants linked to compliance. For Category A and B projects, the borrower will covenant in financing documentation:

a) to comply with all relevant host country social and environmental laws, regulations and permits in all material respects;

b) to comply with the AP (where applicable) during the construction and operation of the project in all material respects;

c) to provide periodic reports in a format agreed with EPFIs (with the frequency of these reports proportionate to the severity of impacts, or as required by law, but not less than annually), prepared by in-house staff or third party experts, that i) document compliance with the AP (where applicable), and ii) provide representation of compliance with relevant local, state and host country social and environmental laws, regulations and permits; and

d) to decommission the facilities, where applicable and appropriate, in accordance with an agreed decommissioning plan.

Where a borrower is not in compliance with its social and environmental covenants, EPFIs will work with the borrower to bring it back into compliance to the extent feasible, and if the borrower fails to re-establish compliance within an agreed grace period, EPFIs reserve the right to exercise remedies, as they consider appropriate.

July 2006

Principle 9: Independent Monitoring and Reporting
To ensure ongoing monitoring and reporting over the life of the loan, EPFIs will, for all Category A projects, and as appropriate, for Category B projects, require appointment of an independent environmental and/or social expert, or require that the borrower retain qualified and experienced external experts to verify its monitoring information which would be shared with EPFIs.

Principle 10: EPFI Reporting
Each EPFI adopting the Equator Principles commits to report publicly at least annually about its Equator Principles implementation processes and experience, taking into account appropriate confidentiality considerations.[6]

DISCLAIMER

The adopting EPFIs view these Principles as a financial industry benchmark for developing individual, internal social and environmental policies, procedures and practices. As with all internal policies, these Principles do not create any rights in, or liability to, any person, public or private. Institutions are adopting and implementing these Principles voluntarily and independently, without reliance on or recourse to IFC or the World Bank.

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[6] Such reporting should at a minimum include the number of transactions screened by each EPFI, including the categorisation accorded to transactions (and may include a breakdown by sector or region), and information regarding implementation

July 2006

Exhibit I: Categorisation of projects

As part of their review of a project's expected social and environmental impacts, EPFIs use a system of social and environmental categorisation, based on IFC's environmental and social screening criteria, to reflect the magnitude of impacts understood as a result of assessment. These categories are:

- **Category A** – Projects with potential significant adverse social or environmental impacts that are diverse, irreversible or unprecedented;
- **Category B** – Projects with potential limited adverse social or environmental impacts that are few in number, generally site-specific, largely reversible and readily addressed through mitigation measures; and
- **Category C** – Projects with minimal or no social or environmental impacts.

Exhibit II:
Illustrative list of potential social and environmental issues to be addressed in the Social and Environmental Assessment documentation

In the context of the business of the project, the Assessment documentation will address, where applicable, the following issues:

a) assessment of the baseline social and environmental conditions
b) consideration of feasible environmentally and socially preferable alternatives
c) requirements under host country laws and regulations, applicable international treaties and agreements
d) protection of human rights and community health, safety and security (including risks, impacts and management of project's use of security personnel)
e) protection of cultural property and heritage
f) protection and conservation of biodiversity, including endangered species and sensitive ecosystems in modified, natural and critical habitats, and identification of legally protected areas
g) sustainable management and use of renewable natural resources (including sustainable resource management through appropriate independent certification systems)
h) use and management of dangerous substances
i) major hazards assessment and management
j) labour issues (including the four core labour standards), and occupational health and safety
k) fire prevention and life safety
l) socio-economic impacts
m) land acquisition and involuntary resettlement
n) impacts on affected communities, and disadvantaged or vulnerable groups
o) impacts on indigenous peoples, and their unique cultural systems and values
p) cumulative impacts of existing projects, the proposed project, and anticipated future projects
q) consultation and participation of affected parties in the design, review and implementation of the project
r) efficient production, delivery and use of energy
s) pollution prevention and waste minimisation, pollution controls (liquid effluents and air emissions) and solid and chemical waste management

Note: The above list is for illustrative purposes only. The Social and Environmental Assessment process of each project may or may not identify all issues noted above, or be relevant to every project.

July 2006

Exhibit III: IFC Performance Standards on Social and Environmental Sustainability

As of April 30, 2006, the following list of IFC Performance Standards were applicable:

- Performance Standard 1: Social & Environmental Assessment & Management System
- Performance Standard 2: Labor and Working Conditions
- Performance Standard 3: Pollution Prevention and Abatement
- Performance Standard 4: Community Health, Safety and Security
- Performance Standard 5: Land Acquisition and Involuntary Resettlement
- Performance Standard 6: Biodiversity Conservation and Sustainable Natural Resource Management
- Performance Standard 7: Indigenous Peoples
- Performance Standard 8: Cultural Heritage

Note: The IFC has developed a set of **Guidance Notes** to accompany each Performance Standard. While not formally adopting the Guidance Notes, EPFIs or borrowers may use the Guidance Notes as useful points of reference when seeking further guidance on or interpretation of the Performance Standards. The IFC Performance Standards, Guidance Notes and Industry Sector EHS Guidelines can be found at www.ifc.org/enviro

July 2006

Exhibit IV: Industry-Specific Environmental, Health and Safety (EHS) Guidelines

EPFIs will utilise the appropriate environmental, health and safety (EHS) guidelines used by IFC which are now in place, and as may be amended from time-to-time.

IFC is using two complementary sets of EHS Guidelines available at the IFC website (www.ifc.org/enviro). These sets consist of all the environmental guidelines contained in Part III of the World Bank's Pollution Prevention and Abatement Handbook (PPAH) which went into official use on July 1, 1998 and a series of environmental, health and safety guidelines published on the IFC website between 1991 and 2003. Ultimately new guidelines, incorporating the concepts of cleaner production and environmental management systems, will be written to replace this series of industry sector, PPAH and IFC guidelines.

Where no sector specific guideline exists for a particular project then the PPAH's General Environmental Guidelines and the IFC Occupational Health and Safety Guidelines (2003) are applied, with modifications as necessary to suit the project.*

The table below lists both the World Bank Guidelines and the IFC Guidelines as of March 1, 2006.

Industry Specific EHS Guidelines:

World Bank Guidelines (PPAH)	IFC Guidelines
1. Aluminum Manufacturing	1. Airports
2. Base Metal and Iron Ore Mining	2. Ceramic Tile Manufacturing
3. Breweries	3. Construction Materials Plants
4. Cement Manufacturing	4. Electric Power Transmission and Distribution
5. Chlor-Alkali Plants	5. Fish Processing
6. Coal Mining and Production	6. Food and Beverage Processing
7. Coke Manufacturing	7. Forestry Operations: Logging
8. Copper Smelting	8. Gas Terminal Systems
9. Dairy Industry	9. Geothermal Projects
10. Dye Manufacturing	10. Hazardous Materials Management
11. Electronics Manufacturing	11. Health Care
12. Electroplating Industry	12. Life & Fire Safety
13. Foundries	13. Occupational Health and Safety
14. Fruit and Vegetable Processing	14. Office Buildings
15. General Environmental Guidelines	15. Offshore Oil & Gas
16. Glass Manufacturing	16. Polychlorinated Biphenyls (PCBs)
17. Industrial Estates	17. Pesticide Handling and Application
18. Iron and Steel Manufacturing	18. Plantations
19. Lead and Zinc Smelting	19. Port and Harbor Facilities
20. Meat Processing and Rendering	20. Rail Transit Systems
21. Mini Steel Mills	21. Roads and Highways
22. Mixed Fertilizer Plants	22. Telecommunications
23. Monitoring	23. Tourism and Hospitality Development
24. Nickel Smelting and Refining	24. Waste Management Facilities
25. Nitrogenous Fertilizer Plants	25. Wastewater Reuse
26. Oil and Gas Development (Onshore)	26. Wildland Management
27. Pesticides Formulation	27. Wind Energy Conversion Systems
28. Pesticides Manufacturing	28. Wood Products Industries

29. Petrochemicals Manufacturing	
30. Petroleum Refining	
31. Pharmaceutical Manufacturing	
32. Phosphate Fertilizer Plants	
33. Printing Industry	
34. Pulp and Paper Mills	
35. Sugar Manufacturing	
36. Tanning and Leather Finishing	
37. Textiles Industry	
38. Thermal Power Guidelines for New Plants	
39. Thermal Power Rehabilitation of Existing Plants	
40. Vegetable Oil Processing	
41. Wood Preserving Industry	

* Exception (the following are World Bank Guidelines not contained in the PPAH and currently in use)

Mining and Milling - Underground
Mining and Milling - Open Pit

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